UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: April 3, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF 2017 ANNUAL RESULTS

FINANCIAL HIGHLIGHTS

The Board announces the audited consolidated results of the Company for the year ended December 31, 2017.

•	Revenue was a record high of US$3,101.2 million in 2017, compared to US$2,914.2 million in 2016, representing an increase of 6.4%.

•	Gross profit was US$740.7 million in 2017, compared to US$849.7 million in 2016.

•	Gross margin was 23.9% in 2017, compared to 29.2% in 2016.

•	Revenue from 28nm grew to a record high of 8.0% of total wafer revenue in 2017, representing a revenue increase of 4.4 times compared to 2016.

•	Net cash generated from operating activities was a record high of US$1,080.7 million in 2017, compared to US$977.2 million in 2016, representing an increase of 10.6%.

•	The net debt to equity ratio remained low at 11.8% as of December 31, 2017.

The board of directors (the “Director(s)“) (the “Board”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2017 as follows:

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward- looking statement, whether as a result of new information, future events or otherwise.

ABOUT NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“NON-GAAP”) FINANCIAL MEASURE

This announcement includes EBITDA, which is a non-GAAP financial measure. Such non-GAAP financial measure is not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

For more information and reconciliations of the non-GAAP financial measure to its most directly comparable GAAP financial measure, please see the disclosure on page 4.

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the past year of 2017, the Company recorded total revenue of US$3.1 billion, representing a year-on- year increase of 6.4%. Earnings before interest, tax, depreciation, and amortization (EBITDA)* amounted to approximately US$1.12 billion, representing a year-on-year increase of 5.2%, reaching its all-time high. As a result of a weaker smartphone market and the process migration of certain products, the growth for last year had slowed down as compared with that for the previous year. Meanwhile, the increase in depreciation expenses resulting from the expansion of our capacity and the increase in the investment in R&D activities also imposed pressure on the earnings growth. Revenue from North America-region customers for 2017 increased 44.5% as compared with that for the previous year, and revenue from PRC- based customers was flattish compared to 2016. The ramp up of our 28nm technology served as one of our key growth drivers for 2017. The percentage of revenue from 28nm technology substantially increased from 5% at the beginning of the year to 11.3% at the end of the year, representing a year-on-year increase of 443%.

In the past year, the Company also experienced changes in its management team. Dr. Tzu-Yin Chiu decided to resign as Chief Executive Officer for family reasons, and Dr. Zhao Haijun and Dr. Liang Mong Song were appointed respectively by the Board of Directors as Co-Chief Executive Officers and Executive Directors of SMIC. We believe that Dr. Zhao Haijun and Dr. Liang Mong Song will work together closely to lead SMIC to reach a new height and make contributions to the development of SMIC. Meanwhile, we would also like to express our heartfelt gratitude to Dr. Chiu for his valuable contributions to the Company. SMIC will continue to maintain its international and independent operations. With the strong management team, we are confident in the Company’s future prospects.

The Company successfully completed an equity financing transaction in the global capital markets on the evening of December 6, 2017, raising approximately US$1 billion, reflecting the solid confidence of the capital market in the future development of SMIC. This is the largest simultaneous issuance of shares and equity-linked securities in the technology sector so far in the Hong Kong market, of which the placing of new shares has been the largest placing in the technology sector in which the Hong Kong Stock Exchange is its primary market. Meanwhile, SMIC was the only enterprise in the last 5 years to issue perpetual convertible bonds with no coupon step-up and coupon reset in the Asia-Pacific region; furthermore, the coupon rate of the perpetual convertible bonds has the lowest rate in the Asia-Pacific region to date. This capital raising activity was strongly supported by the substantial shareholders of SMIC. Datang Holdings and China IC Fund actively participated in the capital raising and subscribed additional perpetual convertible bonds under this issue in addition to their portions issued upon the exercise of their pre- emptive rights, reflecting clearly the strategic support by the substantial shareholders to the development of the Company.

In 2018, we are clearly aware of the changes in the market environment of the industry, for example, the slowing growth of smartphone market. The main driving force of industry growth has shifted to high- performance computing products based on advanced nodes. The competition in mature process technology has become increasingly fierce, and the pricing pressure was much greater than originally expected. SMIC is now undergoing a period of transformation in which both challenges and opportunities exist at the same time. We are also pleased to note that we have made significant progress in the research and development (“R&D”) of advanced nodes, indicating that the noteworthy improvement in the efficiency of our R&D efforts. We have not only made notable progress in 28nm HKMG yield, but also made remarkable progress in the research and development of 14nm technology. Yields such as device yield also achieved our internal target. 2018 is a year of preparation for the future. We shall continue to make more investment on the R&D activities to accelerate the R&D of advanced nodes and key mature process platforms. We are preparing the technical aspects and are determined to provide first-class technology and products to our clients based on our trustworthy and innovative manufacturing process and services. We remain committed to diligently and carefully execute our business plan for the best interests of all of our shareholders. We would like to again express our sincere gratitude to our shareholders, customers, suppliers, and employees for their continued care and support of SMIC.

Zhou Zixue Chairman of the Board and Executive Director	Zhao Haijun, Liang Mong Song Co-Chief Executive Officer and Executive Director

Shanghai, China

March 29, 2018

*	EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. SMIC uses EBITDA as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	Year ended	Year ended	Year ended
	12/31/2017	12/31/2016	12/31/15
	USD’000	USD’000	USD’000
Profit for the year	126,423	316,434	222,323
Finance costs	18,021	23,037	12,218
Depreciation and amortization	971,382	729,866	523,549
Income tax expense (benefit)	1,846	(6,552)	8,541
EBITDA	1,117,672	1,062,785	766,631

BUSINESS REVIEW

In 2017, the Group continued to successfully execute its long-term strategy with sustained profitability and at the same time advancing its technology capabilities on leading edge and value-added differentiated processes. The Group’s technology portfolio and proximity to the China market, coupled with the management team’s proven track record in operations, technology development and customer service, has positioned the Group well for long term growth. 2017 was a milestone year for SMIC in many aspects. Among other things, the Group announced the appointment of Dr. Zhao Haijun and Dr. Liang Mong Song as the Group’s Co-CEOs and Executive Directors, generated record revenue of US$3.1 billion, the highest in the Group’s 17-year history, continued partnerships with leading industry players on 14nm FinFET process technology development, significantly increased revenue contribution from the mass production of 28nm technology with leading mobile baseband and digital consumer IC design companies, and continued to expand its majority-owned 300mm fab operation in Beijing and 200mm fab operation in Shenzhen, China. Additionally, the Group continued to expand its business reach into the global automotive electronics and industrial markets through successful operation and management of LFoundry S.R.L. (“LFoundry”), the Group’s first international acquisition through acquiring 70% majority ownership of LFoundry in Italy in 2016.

We believe the Group was the first pure-play foundry in China to enter into mass production with 28nm wafer process technology for mobile computing applications, the first pure-play foundry worldwide to offer 55nm embedded Flash (“eFlash”) wafer solutions for SIM Card applications, and the first pure-play foundry worldwide to offer 38nm NAND Flash memory wafer process technology. The Group also continued to drive its value-added wafer manufacturing process technologies for specialty products, such as Power Management IC (“PMIC”), Battery Management IC (“BMIC”), embedded Electrically Erasable Programmable Read-Only Memory (“eEEPROM”), eFlash, Microprocessor (“MCU”), Ultra-Low-Power technologies (“ULP”), Radio Frequencies IC (“RF”) and wireless connectivity, Touch Controller IC (“TCIC”), Biometric Sensors, CMOS Image Sensors (“CIS”), and Micro-Electrical-Mechanical System (“MEMS”) sensors. These applications are the essential building blocks for the mobile computing market, the growing automotive electronics market, and Internet-of-Things (“IoT”) market.

With an expanded manufacturing base, well-balanced technology portfolio and one-stop shop service offerings, the Group is well positioned with its global operations to serve both domestic and worldwide customers.

Financial Overview

Despite a challenging environment in 2017, the Group’s sales totaled US$3,101.2 million, compared to US$2,914.2 million in 2016. The Group recorded a profit of US$126.4 million in 2017, compared to US$316.4 million in 2016. During the year, we generated US$1,080.7 million in cash from operating activities, compared to US$977.2 million in 2016. Capital expenditures in 2017 totaled US$2,487.9 million, compared to US$2,694.7 million in 2016. Looking ahead, our objective is to continue sustained profitability over the long term. To achieve this, we intend to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

The Group continues to serve a broad global customer base comprising leading integrated device manufacturers, fabless semiconductor companies and system companies. Geographically, customers from the North America contributed 40.0% of the overall revenue in 2017, compared to 29.4% in 2016. Leveraging on the Group’s strategic position in China, our China revenue contributed 47.3% of the overall revenue in 2017, compared to 49.7% in 2016. Eurasia contributed 12.7% of the overall revenue in 2017, compared to 20.9% in 2016.

In terms of applications, revenue contribution from communication applications represented 44.3% to Group’s overall revenue in 2017 as compared to 47.7% in 2016. Consumer applications contributed 37.3% to the Group’s overall revenue in 2017 as compared to 38.2% in 2016. While the Group has very limited exposure to the PC market, it has grown its business in computer applications from US$122.5 million in 2016 to US$192.3 million in 2017, representing a 57.0% increase on annual growth in computer segment. The Group has also increased its revenue in automotive and industrial applications from US$112.7 million in 2016 to US$244.8 million in 2017, representing a 117.2% increase on annual growth. Furthermore, others related applications represented 4.3% to Group’s overall revenue in 2017 as compared to 6.0% in 2016.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 46.9% in 2016 to 50.7% in 2017 and, in particular, the revenue contribution percentage from 28nm technology increased from 1.6% in 2016 to 8.0% in 2017. In addition, the Group continued to have steady revenue growth from 45/40nm and 65/55nm related business in 2017.

We believe the Group is also well positioned with its continuous business growth in China. According to IHS Markit, China continues to be the number one region of the world in terms of semiconductor IC consumptions, mainly due to its high volume electronics manufacturing and mass consumer market. IHS estimates that US$189 billion worth of semiconductors were shipped to China in 2017, representing 44.1% of worldwide semiconductor value. In addition, we believe the overall local China’s IC design market is still growing healthily and strongly. Local analyst, ICwise, estimated that the China’s IC design market reached approximately US$21.1 billion in 2017, a 20.1% year to year increase from 2016 and projected that it might experience a compounded annual growth rate of 20.9% till year 2021, which would bring the worth of the China IC design market to US$45.2 billion by 2021.

Notably, as indicative of future revenue growth, we continued to see new designs using both specialty technology and advanced technology, in particular on 0.18µm, 0.11/0.13µm, 55/65nm, 40/45nm and 28nm process technologies. The Group has, in each of its sales regions, customers utilizing its most competitive specialty technology and advanced nodes technology. We believe China is rapidly closing the gap with the rest of the world in terms of innovation and design capabilities. To fully leverage the market growth potential in China, the Group plans to continue to deepen its collaboration with Chinese customers while broadening relationships with its global customers and enable their success in China and various emerging markets, such as mobile computing, automotive electronics, IoT, industrial, security and surveillance, Artificial Intelligence (“AI”), and edge computing related applications.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s long- term business model is to function as the foundry service provider of choice in mainland China, while targeting to be a world-class service provider. SMIC’s strategy to generate sustainable growth and long- term profitability is three-fold. First, we aim to accelerate mature and advanced technology development in order to capture the large mainstream waves of market opportunities in China. Second, we focus and build up key platforms which take full advantage of our positioning and align with key customers’ needs. Third, we aim to capture increased market share, through strategic partnerships with key customers. We continually evaluate the potential long-term value-addition of opportunities in our decision-making processes, and our management team is committed to building value in the long-term for the benefit of our employees and shareholders.

Research and Development

SMIC primarily focuses its research and development (“R&D”) efforts on advanced logic and value-added specialty technologies, addressing 0.35 micron to 14 nanometer.

In 2017, SMIC achieved key milestones in 14nm R&D development, which included establishing 14nm device performance, SRAM yield, logic yield, and process qualification using various vehicles. In addition, till the end of 2017, SMIC was among the world’s top 5 assignees in patent filing for FinFET related technologies.

SMIC continues to invest in a variety of specialty mature platforms with enhanced ultra-low power features, including embedded nonvolatile memory and power management, segment. These are suitable to address future business opportunities in the IoT, cloud computing, artificial intelligence, smart automobiles, and other growing segments.

SMIC has also worked to enhance its R&D organizational structure in 2017, resulting in expanded capability, high efficiency, and increased resource allocation for accelerating technology developments, including advanced and specialty technologies.

In 2017, SMIC made over 1,300 patent filings as a result of its technology R&D activities.

Outlook for 2018

Looking forward, we believe SMIC is in a stage of transition as we confront the challenges of changing market dynamics and mounting pricing pressure. We are introducing new fabs and adjusting product mix to address the evolving market.

We target annual revenue growth in line with the industry, representing high single-digit year-over-year growth. We also aim to maintain annual gross margin in the teens-percentage level. These targets include a one-time gain from technology license sales.

For 2018, planned foundry capex is US$1.9 billion, a decrease of US$0.5 billion compared to 2017, as we invest in equipment according to clarity of demand and technological capability. In 2018, we will adjust our product mix and prepare facilities to accommodate expansion when demand and capability requirements are met.

We believe 2018 will be challenging for us as we transition our product mix, technology and capacities. However, our drivers of moderate growth in 2018 will include a diverse variety of technologies, from power management IC on 0.18-micron to NOR Flash on 55nm. In 2018, we expect revenue growth will be from various geographic regions with particular strength from China based customers. We anticipate that we will continue to benefit from our strong position in China — not only from the growing domestic fabless industry, but also from international customers leveling to capture more market share in China.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, found elsewhere in this announcement. The summary consolidated financial data presented below have been prepared in accordance with IFRS.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands, except per share, shares, percentages and units)
Revenue	3,101,175	2,914,180	2,236,415	1,969,966	2,068,964
Cost of sales	(2,360,431)	(2,064,499)	(1,553,795)	(1,486,514)	(1,630,528)
Gross profit	740,744	849,681	682,620	483,452	438,436
Research and development expenses, net	(427,111)	(318,247)	(237,157)	(189,733)	(145,314)
Sales and marketing expenses	(35,796)	(35,034)	(41,876)	(38,252)	(35,738)
General and administration expenses	(197,899)	(157,371)	(213,177)	(139,428)	(138,167)
Other operating income (expense), net	44,957	177	31,594	14,206	67,870
Profit from operations	124,895	339,206	222,004	130,245	187,087
Interest income	27,090	11,243	5,199	14,230	5,888
Finance costs	(18,021)	(23,037)	(12,218)	(20,715)	(34,392)
Foreign exchange gains or losses	(12,694)	(1,640)	(26,349)	(5,993)	13,726
Other gains or losses, net	16,499	(2,113)	55,611	18,210	4,010
Share of (loss) profit of investment accounted for using equity method	(9,500)	(13,777)	(13,383)	2,073	2,278
Profit before tax	128,269	309,882	230,864	138,050	178,597
Income tax (expense) benefit	(1,846)	6,552	(8,541)	(11,789)	(4,130)
Profit for the year	126,423	316,434	222,323	126,261	174,467
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	23,213	(19,031)	(8,185)	(324)	731
Change in value of available-for-sale financial assets	(2,381)	807	452	—	—
Cash flow hedges	35,143	(34,627)	—	—	—
Share of other comprehensive income of joint ventures accounted for using equity method	17,646	—	—	—	—
Others	(131)	1	130	—	—
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	(436)	1,520	—	—	—
Total comprehensive income for the year	199,477	265,104	214,720	125,937	175,198

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands, except per share, shares, percentages and units)
Profit (loss) for the year attributable to:
Owners of the Company	179,679	376,630	253,411	152,969	173,177
Non-controlling interest	(53,256)	(60,196)	(31,088)	(26,708)	1,290
	126,423	316,434	222,323	126,261	174,467
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	251,135	326,191	245,803	152,645	173,908
Non-controlling interest	(51,658)	(61,087)	(31,083)	(26,708)	1,290
	199,477	265,104	214,720	125,937	175,198
Earnings per share*
Basic	$0.04	$0.09	$0.07	$0.05	$0.05
Diluted	$0.04	$0.08	$0.06	$0.04	$0.05
Shares issued and outstanding*	4,916,106,889	4,252,922,259	4,207,374,896	3,585,609,617	3,211,230,710
Financial Ratio
Gross margin	23.9%	29.2%	30.5%	24.5%	21.2%
Net margin	4.1%	10.9%	9.9%	6.4%	8.4%
Operating Data
Wafers shipped (in unit)	4,310,779	3,957,685	3,015,966	2,559,245	2,574,119

Main Financial Position Data

	As of December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
Property, plant and equipment	6,523,403	5,687,357	3,903,818	2,995,086	2,528,834
Intangible assets	219,944	248,581	224,279	207,822	215,265
Investments in associates	758,241	240,136	181,331	57,631	29,200
Total non-current assets	7,749,467	6,431,525	4,525,297	3,471,120	2,960,151
Inventories	622,679	464,216	387,326	316,041	286,251
Trade and other receivables	616,308	645,822	499,846	456,388	379,361
Other financial assets	683,812	31,543	282,880	644,071	240,311
Restricted cash — current	336,043	337,699	302,416	238,051	147,625
Cash and cash equivalent	1,838,300	2,126,011	1,005,201	603,036	462,483
Total current assets	4,168,984	3,683,753	2,590,050	2,298,259	1,563,241
Total assets	11,918,451	10,115,278	7,115,347	5,769,379	4,523,392
Total non-current liabilities	3,290,337	2,731,151	1,157,901	1,311,416	991,673
Total current liabilities	1,906,779	1,980,900	1,767,191	1,150,241	938,537
Total liabilities	5,197,116	4,712,051	2,925,092	2,461,657	1,930,210
Non-controlling interests	1,488,302	1,252,553	460,399	359,307	109,410
Total equity	6,721,335	5,403,227	4,190,255	3,307,722	2,593,182

*	The basic and diluted earnings per share and the number of shares for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

Main Cash Flow Data

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
Profit for the year	126,423	316,434	222,323	126,261	174,467
Non-cash adjustment:
Depreciation and amortization	971,382	729,866	523,549	549,468	546,910
Net cash generated from operating activities	1,080,686	977,202	669,197	608,102	738,016
Payments for property, plant and equipment	(2,287,205)	(2,757,202)	(1,230,812)	(653,134)	(650,160)
Net cash used in investing activities	(2,662,139)	(2,443,333)	(789,556)	(1,144,123)	(807,467)
Net cash from financing activities	1,271,591	2,614,778	537,078	676,683	173,458
Net (decrease) increase in cash and cash equivalent	(309,862)	1,148,647	416,719	140,662	104,007

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Revenue increased by 6.4% from US$2,914.2 million for 2016 to US$3,101.2 million for 2017, primarily due to an increase in wafer shipments in 2017. The number of wafer shipments increased by 8.9% from 3,957,685 8-inch wafer equivalents for 2016 to 4,310,779 8-inch wafer equivalents for 2017.

The average selling price* of the wafers the Group shipped decreased from US$736 per wafer in 2016 to US$719 in 2017. The percentage of wafer revenues from advanced 45nm and below technologies increased from 24.0% in 2016 to 28.8% in 2017. The revenue dollar amount contributed from advanced 45nm and below technologies increased from US$672.1 million in 2016 to US$875.8 million in 2017.

Cost of sales and gross profit

Cost of sales increased by 14.3% from US$2,064.5 million for 2016 to US$2,360.4 million for 2017, primarily due to the increase in depreciation and in wafer shipment in 2017. Out of the total cost of sales, US$583.7 million and US$774.3 million were attributable to depreciation and amortization for the year ended December 31, 2016 and 2017, respectively.

The Group’s gross profit was US$740.7 million for 2017 compared to US$849.7 million for 2016, representing a decrease of 12.8%. Gross margin was 23.9% in 2017 compared to 29.2% in 2016. The decline in gross margin was primarily due to the increase in depreciation and the decrease in utilization in 2017.

Profit for the year from operations

Profit from operations decreased from US$339.2 million for the year ended December 31, 2016 to US$124.9 million for the year ended December 31, 2017 primarily due to the increase in depreciation and in wafer shipment, the decrease in utilization, and the below changes:

Research and development expenses increased by 34.2% from US$318.2 million for the year ended December 31, 2016 to US$427.1 million for the year ended December 31, 2017. The increase was mainly due to the higher level of R&D activities in 2017.

General and administrative expenses increased by 25.8% from US$157.4 million for the year ended December 31, 2016 to US$197.9 million for the year ended December 31, 2017. The increase was primarily due to 1) the start-up cost relating to our new Shenzhen 300mm fab, 2) less reversal of allowance on doubtful trade and other receivables in 2017 and 3) increased utility cost, depreciation and patent application expenses in 2017.

Sales and marketing expenses increased by 2.2% from US$35.0 million for the year ended December 31, 2016 to US$35.8 million for the year ended December 31, 2017.

Other operating incomes increased from US$0.2 million for the year ended December 31, 2016 to US$45.0 million for the year ended December 31, 2017. The increase was mainly due to 1) more gain on disposal of property, plant and equipment and 2) more government funding received in 2017.

*	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Profit for the Year

Due to the factors described above, the Group recorded a profit of US$126.4 million in 2017 compared to US$316.4 million in 2016.

Funding Sources for Material Capital Expenditure in the Coming Year

The Group’s planned 2018 capital expenditures for foundry operations are approximately $1.9 billion, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab, Shanghai 200mm fab, Shanghai 300mm fab and Jiangyin Bumping fab, 2) our new project in Tianjin, 3) a majority-owned subsidiary, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition.

The Group’s planned 2018 capital expenditures for non-foundry operations are approximately $47.7 million, mainly for the construction of employees’ living quarters.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances, capital injections from non-controlling interests and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Bad Debt Provision

The Group determines its bad debt provision based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. The Group’s bad debt provision excludes receivables from a limited number of customers due to their high creditworthiness. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Group’s recognized bad debt provision in 2016 and 2017 amounted to US$0.2 million and US$0.3 million respectively. The Group reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2017, of the Group’s future cash payment obligations under the Group’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	2–5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	308,311	308,311	—	—	—
Long-term borrowings	1,876,236	132,297	399,301	877,315	467,323
Convertible bonds	403,329	—	—	403,329	—
Bonds payable	496,689	—	496,689	—	—
Medium-term notes	228,483	—	228,483	—	—
Purchase obligations(1)	966,196	966,196	—	—	—
Lease obligations(2)	294,865	91,181	203,684	—	—
Total contractual obligations	4,574,109	1,497,985	1,328,157	1,280,644	467,323

1)	Representing commitments for construction or purchase of equipment and other property.

2)	Representing commitments for non-cancellable operating leases of equipment.

As of December 31, 2017, the Group’s outstanding long-term loans primarily consisted of US$532.9 million in secured bank loans and US$1,343.3 million in unsecured bank loans, which are repayable in installments starting in January 2018, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470.0 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down US$260.0 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable in advance from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2017. SMIS was in compliance with the related financial covenants as of December 31, 2017.

2015 CDB RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2017.

2015 CDB RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB475.0 million (approximately US$72.7 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2017.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

2017 EXIM RMB Loan (SMIC Shanghai)

In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable in March and April 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of December 31, 2017, SMIB had drawn down RMB195.0 million and repaid RMB4.0 million on this loan facility. The outstanding balance of RMB191.0 million (approximately US$29.2 million) is repayable from June 2018 to December 2030. The interest rate on this loan facility was 1.20% in 2017.

2016 CDB RMB Loan (SMIC Beijing)

In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2017, SMIB had drawn down RMB1,460 million (approximately US$223.4 million) on this loan facility. The outstanding balance is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2017.

2016 EXIM RMB Loan I (SMIC Beijing)

In December 2016, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB240.0 million (approximately US$36.7 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

2016 EXIM RMB Loan II (SMIC Beijing)

In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB400.0 million (approximately US$61.2 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2017.

2017 EXIM RMB Loan (SMIC Beijing)

In September 2017, SMIB entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2017, SMIB had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from September 2018 to September 2022. The interest rate on this loan facility is 2.92% per annum in 2017.

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIC had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility ranged from 2.75% to 3.05% in 2017.

2017 EXIM RMB Loan (SMIC Tianjin)

In February 2017, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”) entered into a new RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIT had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 4.04% per annum in 2017.

2017 EXIM USD Loan (SMIC Tianjin)

In August 2017, SMIT entered into a loan facility in the aggregate principal amount of US$25.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIT’s 200mm fab. As of December 31, 2017, SMIT had drawn down US$25.0 million on this loan facility. The outstanding balance is repayable in August 2022. The interest rate on this loan facility is 2.65% per annum in 2017.

2017 CDB RMB Loan (SMIC Shenzhen)

In December 2017, Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIZ” or “SMIC Shenzhen”) entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB1,214.0 million (approximately US$185.8 million) on this loan facility. The outstanding balance is repayable from December 2019 to December 2024. The interest rate on this loan facility is 4.46% per annum in 2017.

2017 EXIM RMB Loan (SMIC Shenzhen)

In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from March 2018 to September 2022. The interest rate on this loan facility is 3.40% per annum in 2017.

2014 Cassa Depositie Prestiti loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR14.3 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR35.8 million and repaid EUR11.8 million on this loan facility. The outstanding balance of EUR24.4 million (its present value is EUR21.5 million, approximately US$25.9 million) including principal amount of EUR24.0 million and interest cash flow of EUR0.4 million is repayable from December 2017 to December 2023. The interest rate on this loan facility is 0.5% per annum in 2017.

2014 MPS Capital Service loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.6 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR4.8 million (its present value is EUR4.2 million, approximately US$5.1 million) including principal amount of EUR4.0 million and interest cash flow of EUR0.8 million is repayable from June 2020 to December 2023. The interest rate on this loan facility is approximately 6% per annum in 2017.

2014 Citizen Finetech Miyota Loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY 480.0 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down JPY480.0 million on this loan facility and repaid JPY58.0 million. The outstanding balance of JPY439.0 million (its present value is JPY406.0 million, approximately US$3.5 million) including principal amount of JPY422.0 million and interest cash flow of JPY17.0 million is repayable from December 2017 to December 2019. The interest rate on this loan facility is 4.04% per annum in 2017.

2017 Banca del Mezzogiorno Loan (LFoundry)

In June 2017, LFoundry entered into a soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine-year facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of December 31, 2017, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility is 0.8% per annum in 2017.

Finance Lease Payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of five years. As at December 31, 2017, the total net finance lease payables were US$6.3 million.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR10.6 million on this loan facility. The outstanding balance of EUR10.6 million (approximately US$12.7 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2017.

Sales and Leaseback Borrowings

As of December 31, 2017, the three arrangements of sales and leaseback borrowings amounted to US$487.7 million (December 31, 2016: US$482.6 million) which were entered into by the Group with third-party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements were accounted for as collateralized borrowings of the Group.

Short-term Credit Agreements

As of December 31, 2017, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,118.5 million on a revolving credit basis. As of December 31, 2017, the Group had drawn down US$308.3 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2017.

Capitalized Interest

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$31.1 million and US$28.0 million in 2017 and 2016, respectively, were added to the cost of the underlying assets and are amortized over the respective useful life of the assets. In 2017 and 2016, the Group recorded amortization expenses relating to the capitalized interest of US$22.7 million and US$19.4 million, respectively.

Commitments

As of December 31, 2017, the Group had commitments of US$484.5 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities.

As of December 31, 2017, the Group had commitments of US$476.1 million to purchase machinery and equipment for its Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs.

As of December 31, 2017, the Group had commitments of US$5.6 million to purchase intellectual property.

As of December 31, 2017, the Group had total future minimum lease payments under non-cancellable operating leases amounted to US$294.9 million.

Debt to Equity Ratio

As of December 31, 2017, the Group’s net debt to equity ratio was approximately 11.8%. Please refer to Note 40 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2017, the Group had had outstanding foreign currency forward exchange contract with notional amounts of US$98.4 million, which matured in 2018.

As of December 31, 2016, the Group had no outstanding foreign currency forward exchange contract.

As of December 31, 2015, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$42.9 million, which matured in 2016.

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)
Forward Foreign Exchange Agreement
(Receive EUR/Pay US$)
Contract Amount	2,500	(2)	—	—	42,872	172
(Receive RMB/Pay US$)
Contract Amount	95,881	2,111	—	—	—	—
Total Contract Amount	98,381	2,109	—	—	42,872	172

Cross Currency Swap Fluctuation Risk

The Group entered into several RMB denominated loan facility agreements and issued RMB notes (hereinafter collectively referred to as the “RMB Debts”). As a result, the Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts.

Outstanding Cross Currency Swap Contracts

As of December 31, 2017, the Group had outstanding cross currency swap contracts with notional amounts of RMB6,398.0 million (approximately US$979.2 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2017, the fair value of cross currency swap contracts was approximately US$19.7 million, of which approximately US$(2.7) million was recorded in other financial liabilities and approximately US$22.3 million was recorded in other financial assets. The cross currency swap contracts will mature during the period 2018 to 2022.

As of December 31, 2016, the Group had outstanding cross currency swap contracts with notional amounts of RMB5,927.0 million (approximately US$854.4 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2016, the fair value of cross currency swap contracts was approximately US$(80.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature during the period 2017 to 2021.

As of December 31, 2015, the Group had outstanding cross currency swap contracts with notional amounts of RMB480.0 million (approximately US$74.0 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2015, the fair value of cross currency swap contracts was approximately US$(1.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature in 2018.

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)	Notional value	Net fair value assets (liabilities)
Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	979,156	19,676	854,404	(80,518)	73,966	(1,459)
Total Contract Amount	979,156	19,676	854,404	(80,518)	73,966	(1,459)

Interest Rate Risk

The Group’s exposure to interest rate risks relates primarily to the Group’s long-term loans, which the Group generally assumes to fund capital expenditures and working capital requirements. The table below present’s annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Group’s debt obligations outstanding as of December 31, 2017. The Group’s long-term loans are all subject to variable interest rates. The interest rates on the Group’s U.S. dollar- denominated loans are linked to the LIBOR. As a result, the interest rates on the Group’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2018	2019	2020	2021	2022 and thereafter
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	1,116,960	1,049,487	418,775	57,160	13,038
Average interest rate	4.04%	4.02%	3.65%	3.68%	4.17%
RMB denominated
Average balance	1,809,756	1,434,967	1,116,799	734,679	208,823
Average interest rate	2.88%	2.95%	2.84%	2.45%	1.74%
EUR denominated
Average balance	51,587	43,030	23,585	16,411	2,873
Average interest rate	2.08%	2.13%	2.16%	2.06%	1.84%
JPY denominated
Average balance	3,702	2,602	—	—	—
Average interest rate	4.04%	4.04%	—	—	—
Weighted average forward interest rate	3.37%	3.44%	3.09%	2.58%	1.77%

Material Investments, Acquisitions and Disposals

Disposal of 19.61% equity interest in Changjiang Xinke by Siltech Shanghai to JCET and issue of a shares to Siltech Shanghai by JCET and private placement of a shares to Siltech Shanghai by JCET

On April 27, 2016, SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to JCET in consideration of RMB664.0 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655.0 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s Board.

Capital contribution from China IC fund into the capital of SMNC

On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership), Beijing Industrial Development Investment Management Co., Ltd., Zhongguancun Development Group and Beijing E-Town International Investment & Development Co., Ltd. agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings Corporation have agreed to make further cash contribution of US$1,224.0 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900.0 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276.0 million into the registered capital of SMNC representing 5.75% of the enlarged registered capital of SMNC. The capital contribution is not completed as of the date of this announcement.

Capital contribution in Sino IC Leasing

On July 20, 2017, the Company agreed to increase its capital contribution obligation, subject to the amended joint venture agreement, towards Sino IC Leasing from RMB600.0 million to RMB800.0 million (from approximately US$88.3 million to US$117.8 million), while its shareholding in Sino IC Leasing will decrease to approximately 7.44% as of the date of this announcement.

Transactions in relation to Securities

1.	Issue of 241,418,625 new ordinary shares

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. The net proceeds are recorded as share capital of approximately US$1.0 million and share premium of approximately US$325.2 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue. For details, please refer to Note 27 to the consolidated financial statements.

2.	Issue of US$65 million perpetual subordinated convertible securities

On December 14, 2017, the Company fulfilled all conditions set out in the placed perpetual subordinated convertible securities (the “PSCS”) subscription agreement and completed the issue of the PSCS in the principal amount of US$65.0 million. The net proceeds (after deduction of fees, commissions and expenses) are approximately US$64.1 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 39,688,654 placed conversion shares. For details, please refer to Note 30 to the consolidated financial statements.

3.	Redemption of zero coupon convertible bond

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited.

Share Capital

1.	Placing Agreement

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. For details, please refer to Note 27 to the consolidated financial statement.

2.	Stock Incentive Plans

During the year ended December 31, 2017, the Company issued 18,138,095 and 3,102,735 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively. In 2017, there were 3,692,407 and 7,790,385 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

At the extraordinary general meeting of the Company held on December 6, 2016 (the “EGM”), ordinary resolutions were passed to approve the Share Consolidation.

Outstanding Share Capital as at December 31, 2017	Number of Shares Outstanding
Ordinary Shares	4,916,106,889

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSUs. For the year ended December 31, 2017, the Compensation Committee of the Company granted a total of 14,055,477 RSUs.

As at December 31, 2017, a total of 28,701,097 RSUs granted pursuant to the terms of the 2004 Equity Incentive Plan and the 2014 Equity Incentive Plan, whether or not such RSUs were vested, remained outstanding. The vesting schedule of these outstanding Restricted Share Units is set forth below:

Vesting Dates	No. of RSUs Outstanding
2014
31/May	1,198
2015
31/Dec	98,958
2016
31/Dec	2,234,318
2017
1/Mar	12,734	17/Jun	60,036	30/Jun	1,054,659	20/Dec	61,875
2018
3/Jan	18,000	1/Feb	13,000	13/Feb	8,000	14/Feb	123,750	1/Mar	8,641,611	3/Mar	8,000
6/Mar	540,249	20/Mar	10,000	1/Apr	16,000	5/Apr	8,000	15/Apr	8,000	20/Apr	8,000
4/May	8,000	10/May	1,687,500	16/May	10,000	13/Jun	10,000	15/Jun	13,000	24/Jun	61,875
1/Jul	18,000	7/Jul	23,000	13/Jul	13,000	1/Aug	8,000	10/Aug	150,952	15/Aug	13,000
16/Aug	1,715	1/Sep	8,000	6/Sep	8,000	7/Sep	10,000	13/Sep	8,000	18/Sep	20,000
8/Oct	10,000	9/Oct	17,000	18/Oct	8,000	23/Oct	10,000	30/Oct	13,000	4/Nov	8,000
5/Nov	56,111	6/Nov	8,000	14/Nov	17,000	16/Nov	20,000	1/Dec	18,000	15/Dec	13,000
19/Dec	17,000	20/Dec	61,875	31/Dec	8,000
2019
3/Jan	18,000	1/Feb	13,000	13/Feb	8,000	14/Feb	123,750	1/Mar	6,272,700	3/Mar	8,000
6/Mar	540,249	20/Mar	10,000	1/Apr	16,000	5/Apr	8,000	15/Apr	8,000	20/Apr	8,000
4/May	8,000	16/May	10,000	13/Jun	10,000	15/Jun	13,000	24/Jun	61,875	1/Jul	18,000
7/Jul	23,000	13/Jul	13,000	1/Aug	8,000	10/Aug	161,027	15/Aug	13,000	16/Aug	1,715
1/Sep	8,000	6/Sep	8,000	7/Sep	10,000	13/Sep	8,000	18/Sep	20,000	8/Oct	10,000
9/Oct	17,000	18/Oct	8,000	23/Oct	10,000	30/Oct	13,000	4/Nov	8,000	6/Nov	8,000
14/Nov	17,000	16/Nov	20,000	1/Dec	18,000	15/Dec	13,000	19/Dec	17,000	20/Dec	63,750
31/Dec	8,000
2020
3/Jan	18,000	1/Feb	13,000	13/Feb	8,000	14/Feb	127,500	1/Mar	3,293,900	3/Mar	8,000
20/Mar	10,000	1/Apr	16,000	5/Apr	8,000	20/Apr	8,000	16/May	10,000	13/Jun	10,000
23/Jun	63,750	1/Jul	18,000	7/Jul	13,000	13/Jul	13,000	1/Aug	8,000	15/Aug	13,000
16/Aug	1,715	1/Sep	8,000	6/Sep	8,000	7/Sep	10,000	13/Sep	8,000	18/Sep	20,000
9/Oct	17,000	18/Oct	8,000	23/Oct	10,000	30/Oct	13,000	4/Nov	8,000	6/Nov	8,000
14/Nov	17,000	1/Dec	18,000	19/Dec	17,000
2021
3/Jan	18,000	13/Feb	8,000	1/Mar	1,756,750	20/Mar	10,000	1/Apr	16,000	5/Apr	8,000
16/May	10,000	13/Jun	10,000	15/Aug	13,000	7/Sep	10,000	18/Sep	20,000	9/Oct	17,000
23/Oct	10,000	30/Oct	13,000	6/Nov	8,000
Total											28,701,097

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the year ended December 31, 2017.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2017, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.4.2 of the CG Code requires that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. According to Article

126 of the Articles of Association of the Company, any Director appointed by the Board to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next following annual general meeting of the Company after appointment and shall then be eligible for re-election at that meeting.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the year ended December 31, 2017.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2017. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Group for the year ended December 31, 2017.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2017, 2016 and 2015

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
Revenue	5	3,101,175	2,914,180	2,236,415
Cost of sales		(2,360,431)	(2,064,499)	(1,553,795)
Gross profit		740,744	849,681	682,620
Research and development expenses, net		(427,111)	(318,247)	(237,157)
Sales and marketing expenses		(35,796)	(35,034)	(41,876)
General and administration expenses		(197,899)	(157,371)	(213,177)
Other operating income (expense), net	7	44,957	177	31,594
Profit from operations		124,895	339,206	222,004
Interest income		27,090	11,243	5,199
Finance costs	8	(18,021)	(23,037)	(12,218)
Foreign exchange gains or losses		(12,694)	(1,640)	(26,349)
Other gains or losses, net	9	16,499	(2,113)	55,611
Share of loss of investment accounted for using equity method		(9,500)	(13,777)	(13,383)
Profit before tax		128,269	309,882	230,864
Income tax (expense) benefit	10	(1,846)	6,552	(8,541)
Profit for the year	11	126,423	316,434	222,323
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		23,213	(19,031)	(8,185)
Change in value of available-for-sale financial assets		(2,381)	807	452
Cash flow hedges	28	35,143	(34,627)	—
Share of other comprehensive income of joint ventures accounted for using the equity method	28	17,646	—	—
Others		(131)	1	130
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	28	(436)	1,520	—
Total comprehensive income for the year		199,477	265,104	214,720
Profit (loss) for the year attributable to:
Owners of the Company		179,679	376,630	253,411
Non-controlling interests		(53,256)	(60,196)	(31,088)
		126,423	316,434	222,323
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		251,135	326,191	245,803
Non-controlling interests		(51,658)	(61,087)	(31,083)
		199,477	265,104	214,720
Earnings per share*
Basic	14	$0.04	$0.09	$0.07
Diluted	14	$0.04	$0.08	$0.06

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”). Please refer to Note 14 for more details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017, 2016 and 2015

(In USD’000)

	Notes	12/31/17	12/31/16	12/31/15
Assets
Non-current assets
Property, plant and equipment	16	6,523,403	5,687,357	3,903,818
Land use right		97,477	99,267	91,030
Intangible assets	17	219,944	248,581	224,279
Investments in associates	19	758,241	240,136	181,331
Investments in joint ventures	20	31,681	14,359	17,646
Deferred tax assets	10	44,875	45,981	44,942
Derivative financial instruments		—	32,894	30,173
Other financial assets	21	17,598	—	—
Restricted cash	22	13,438	20,080	—
Other assets	23	42,810	42,870	32,078
Total non-current assets		7,749,467	6,431,525	4,525,297
Current assets
Inventories	24	622,679	464,216	387,326
Prepayment and prepaid operating expenses		34,371	27,649	40,184
Trade and other receivables	25	616,308	645,822	499,846
Other financial assets	21	683,812	31,543	282,880
Restricted cash	22	336,043	337,699	302,416
Cash and cash equivalent		1,838,300	2,126,011	1,005,201
		4,131,513	3,632,940	2,517,853
Assets classified as held-for-sale	26	37,471	50,813	72,197
Total current assets		4,168,984	3,683,753	2,590,050
Total assets		11,918,451	10,115,278	7,115,347

(In USD’000)

	Notes	12/31/17	12/31/16	12/31/15
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,916,106,889, 4,252,922,259 and 4,207,374,896 shares issued and outstanding at December 31, 2017, 2016 and 2015, respectively	27	19,664	17,012	16,830
Share premium	27	4,827,619	4,950,948	4,903,861
Reserves	28	134,669	93,563	96,644
Retained earnings (accumulated deficit)	29	187,008	(910,849)	(1,287,479)
Equity attributable to owners of the Company		5,168,960	4,150,674	3,729,856
Perpetual subordinated convertible securities	30	64,073	—	—
Non-controlling interests		1,488,302	1,252,553	460,399
Total equity		6,721,335	5,403,227	4,190,255
Non-current liabilities
Borrowings	31	1,743,939	1,233,594	416,036
Convertible bonds	32	403,329	395,210	—
Bonds payable	33	496,689	494,909	493,207
Medium-term notes	34	228,483	214,502	—
Deferred tax liabilities	10	16,412	15,382	7,293
Deferred government funding		299,749	265,887	175,604
Other financial liabilities	35	1,919	74,170	—
Other liabilities	36	99,817	37,497	65,761
Total non-current liabilities		3,290,337	2,731,151	1,157,901
Current liabilities
Trade and other payables	37	1,050,460	940,553	1,047,766
Borrowings	31	440,608	209,174	113,068
Short-term notes		—	86,493	—
Convertible bonds	32	—	391,401	392,632
Deferred government funding		193,158	116,021	79,459
Accrued liabilities	38	180,912	230,450	132,452
Other financial liabilities	35	744	6,348	1,459
Current tax liabilities	10	270	460	355
Other liabilities	36	40,627	—	—
Total current liabilities		1,906,779	1,980,900	1,767,191
Total liabilities		5,197,116	4,712,051	2,925,092
Total equity and liabilities		11,918,451	10,115,278	7,115,347

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

(In USD’000)

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Defined benefit pension reserve	Cash flow hedges	Share of other comprehensive income of joint ventures accounted for using equity method	Others	Retained earnings (accumulated deficit)	Attributable to owner of the Company	Perpetual subordinated convertible securities	Non- controlling interests	Total equity
	(Note 27)	(Note 27)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)		(Note 29)		(Note 30)
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	—	(1,540,890)	2,948,415	—	359,307	3,307,722
Profit for the year	—	—	—	—	—	—	—	—	—	—	253,411	253,411	—	(31,088)	222,323
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	—	130	—	(7,608)	—	5	(7,603)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	—	130	253,411	245,803	—	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	—	508,807	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	—	8,743	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	—	18,088	—	241	18,329
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	—	—	—	—	(148)	(148)
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	—	535,638	—	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	3,729,856	—	460,399	4,190,255
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	376,630	—	(60,196)	316,434
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	(50,439)	—	(891)	(51,330)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	326,191	—	(61,087)	265,104
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	17,610	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	13,838	—	372	14,210
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	831,254	831,254
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	10,244	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	52,935	—	—	52,935
Business combination	—	—	—	—	—	—	—	—	—	—	—	—	—	21,615	21,615
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	94,627	—	853,241	947,868
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	4,150,674	—	1,252,553	5,403,227
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	179,679	—	(53,256)	126,423
Other comprehensive income(losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	71,456	—	1,598	73,054
Total comprehensive income(losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	251,135	—	(51,658)	199,477
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	326,140	—	—	326,140
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	17,088	—	17	17,105
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	17,495	—	719	18,214
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	294,000	294,000
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	399,099	—	—	399,099
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	—	64,073	—	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—	—	—
Effect of transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	7,329	—	(7,329)	—
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	767,151	64,073	287,407	1,118,631
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	5,168,960	64,073	1,488,302	6,721,335

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2017, 2016 and 2015

(In USD’000)

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
Operating activities
Profit for the year	126,423	316,434	222,323
Adjustments for:
Income tax expense (benefit)	1,846	(6,552)	8,541
Amortization of intangible assets and land use right	65,348	56,705	50,541
Depreciation of property, plant and equipment	906,034	673,161	473,008
Expense recognized in respect of equity-settled share-based payments	18,214	14,210	18,329
Interest income	(27,090)	(11,243)	(5,199)
Finance costs	18,021	23,037	12,218
(Gain) loss on disposal of property, plant and equipment and assets classified as held-for- sale	(17,513)	1,846	(28,949)
Loss on deconsolidation of subsidiaries	—	—	57
Gain on disposal of associates	(18,884)	—	—
Gain on disposal of available-for-sale financial assets	—	—	(387)
Bad debt allowance on trade receivables	301	201	528
Reversal of bad debt allowance on trade and other Receivables	(438)	(10,412)	(541)
Impairment loss recognized (reversed) on inventory	46,857	3,706	(13,338)
Impairment loss recognized on property, plant and Equipment	—	7,529	—
Net (gain) loss arising on financial instruments at fair value through profit or loss	(6,890)	7,617	(51,375)
Net loss (gain) on foreign exchange	26,101	(26,236)	15,608
Share of loss of investment accounted for using equity method	9,500	13,777	13,383
Other non-cash loss	—	175	—
	1,147,830	1,063,955	714,747
Operating cash flows before movements in working capital:
Decrease (increase) in trade and other receivables	59,084	(100,980)	(39,902)
Increase in inventories	(205,320)	(51,344)	(57,947)
Increase in restricted cash relating to operating activities	(81,795)	(147,834)	(16,675)
(Increase) decrease in prepayment and prepaid operating expense	(6,722)	17,615	(856)
Decrease (increase) in other assets	2,938	1,576	(6,476)
Increase in trade and other payables	109,374	59,046	39,096
Increase in deferred government funding	110,999	126,845	8,280
(Decrease) increase in accrued liabilities and other liabilities	(40,604)	25,031	49,928
Cash generated from operations	1,095,784	993,910	690,195
Interest paid	(34,086)	(27,497)	(26,174)
Interest received	19,425	12,464	4,894
Income taxes (paid) received	(437)	(1,675)	282
Net cash generated from operating activities	1,080,686	977,202	669,197

(In USD’000)

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
Investing activities
Payments to acquire financial assets	(829,371)	(917,272)	(2,412,259)
Proceeds on sale of financial assets	186,509	1,175,768	2,782,181
Payments for property, plant and equipment	(2,287,205)	(2,757,202)	(1,230,812)
Proceeds from disposal of property, plant and equipment and assets classified as held-for-sale	688,192	259,799	87,890
Payments for joint ventures, associates and available-for-sale financial assets	(467,885)	(87,645)	(160,777)
Proceeds from disposal of joint ventures and available-for-sale financial assets	1,028	5,523	1,204
Distributions received from joint ventures and associates	255	2,027	—
Payments for intangible assets	(43,755)	(85,729)	(29,384)
Payments for land use right	—	—	(9,265)
Change in restricted cash relating to investing activities	90,093	34,614	181,963
Net cash outflow from deconsolidation of subsidiaries	—	—	(297)
Payment for business combination	—	(73,216)	—
Net cash used in investing activities	(2,662,139)	(2,443,333)	(789,556)
Financing activities
Proceeds from borrowings	1,194,659	1,239,265	341,176
Repayment of borrowings	(537,016)	(228,928)	(453,730)
Proceeds from issuance of new shares	326,351	—	508,807
Proceeds from issuance of convertible bonds	—	441,155	—
Proceeds from issuance of short-term and medium-term notes	—	314,422	—
Repayment of short-term notes	(87,858)	—	—
Proceeds from issuance of perpetual subordinated convertible securities	64,350	—	—
Proceeds from exercise of employee stock options	17,105	17,610	8,743
Proceeds from non-controlling interests — capital contribution	294,000	831,254	132,082
Net cash from financing activities	1,271,591	2,614,778	537,078
Net (decrease) increase in cash and cash equivalent	(309,862)	1,148,647	416,719
Cash and cash equivalent at the beginning of the year	2,126,011	1,005,201	603,036
Effects of exchange rate changes on the balance of cash held in foreign currencies	22,151	(27,837)	(14,554)
Cash and cash equivalent at the end of the year	1,838,300	2,126,011	1,005,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017

1.	General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

These financial statements are presented in US dollars, unless otherwise stated.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”)
(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2017

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2017. Such adoption did not have a material effect on the Group’s consolidated financial statements.

Amendment to IAS 7 “Statement of cash flows”

The amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. This amendment is effective for an entity’s annual IFRS financial statements for a period beginning on or after 1 January 2017, with earlier application permitted.

Amendments to IAS 12 “Income taxes”

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. This amendment is effective for an entity’s annual IFRS financial statements for a period beginning on or after 1 January 2017, with earlier application permitted.

None of the above amendments to IFRSs has had a significant financial effect on these financial statements. Disclosure has been made in note 41 to the consolidated financial statements upon the adoption of amendments to IAS 7, which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)
(b)	New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRS	Effective date
IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
Amendments to IFRS 2 — Classification and measurement of share-based payment transactions	On or after January 1, 2018
Amendments to IAS 28 — Investments in associates and joint ventures	On or after January 1, 2018
IFRS 16 — Lease	On or after January 1, 2019
IFRS 17 — Insurance Contracts	On or after January 1, 2021
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined
IFRIC 22 — Foreign Currency Transactions and Advance Consideration	On or after January 1, 2018
IFRIC 23 — Uncertainty over Income Tax Treatments	On or after January 1, 2019

The new IFRS 9 standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Classification and measurement

(i)	Financial assets

The Group has assessed that its financial assets currently measured at amortized cost and fair value through profit or loss (“FVTPL”) will continue with their respective classification and measurements upon the adoption of IFRS 9. With respect to the Group’s financial assets currently classified as available-for-sale, these are investments in equity securities which the Group may classify as either FVTPL or irrevocably elect to designate as fair value through comprehensive income (“FVOCI”) on transition to IFRS 9. If the equity security is not held for trading and the entity irrevocably elects to designate that security as FVTOCI, gains or losses realised on the sale of financial assets at FVOCI will no longer be transferred to profit or loss on sale, but instead reclassified below the line from the FVOCI reserve to retained earnings.

At 31 December 2017, the Group held available-for-sale equity investments at cost and at FVTOCI amounted to US$24.8 million (Note 23). The Group plans to recognize any fair value changes in respect of all the available-for-sale equity investments in profit or loss (i.e. FVTPL) as they arise.

This will give rise to a change in accounting policies as before adopting IFRS 9, the Group only recognizes the fair value changes of available-for-sale equity investments measured at FVTOCI in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss in accordance with the Group’s policies.

This change in policy will have no impact on the Group’s net assets and total comprehensive income, but will increase volatility in profit or loss in 2018. The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)
(b)	New or revised IFRSs in issue but not yet effective (continued)

Classification and measurement (continued)

(ii)	Financial Liabilities

The classification and measurement requirements for financial liabilities under IFRS 9 are largely unchanged from IAS 39, except that IFRS 9 requires the fair value change of an financial liability designated at FVTPL that is attributable to changes of that financial liability’s credit risk to be recognized in other comprehensive income (without reclassification to profit or loss). The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial liabilities.

Hedge accounting

The new hedge accounting rules will align the accounting for hedging instruments more closely with the group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The group has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The Group does not expect that the adoption of IFRS 9 will have a significant impact on the accounting for hedging relationships.

Impairment

The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. This new impairment model may result in an earlier recognition of credit losses on the Group’s trade receivables and other financial assets. The Group has assessed how its impairment provisions would be affected by the new model. So far it has concluded that there would be no material impact for the application of the new impairment requirements.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018 on a retrospective basis. Comparatives for 2017 will not be restated, except in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points, which will be recognized in the costs of hedging reserve.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)
(b)	New or revised IFRSs in issue but not yet effective (continued)

Classification and measurement (continued)

The new IFRS 15 standard establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 supersedes existing revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

IFRS 15 requires the application of a 5 steps approach to revenue recognition:

—	Step 1: Identify the contract(s) with a customer

—	Step 2: Identify the performance obligations in the contract

—	Step 3: Determine the transaction price

—	Step 4: Allocate the transaction price to each performance obligation

—	Step 5: Recognise revenue when each performance obligation is satisfied

IFRS 15 includes specific guidance on particular revenue related topics that may change the current approach taken under IFRS. The standard also significantly enhances the qualitative and quantitative disclosures related to revenue.

The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. In 2017, the Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a modified retrospective approach. The expected changes in accounting policies will not have any significant impact on the Group’s financial statements.

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS

15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provision permit certain reliefs. In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.	Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

3.	Significant accounting policies (continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

3.	Significant accounting policies (continued)

Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Separate Principal Statement

Investments in subsidiaries are accounted for at the equity method in accordance with IAS 27 and IAS 28. Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. When the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

3.	Significant accounting policies (continued)

Investments in associates (continued)

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held-for-sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

3.	Significant accounting policies (continued)

Investments in associates (continued)

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In accordance with IAS 39, when the financial statements of an associate used in applying the equity method are prepared as of a different reporting date from that of the Group, adjustments are made by the Group for the effects of significant transactions or events. In no circumstances can the difference between the reporting date of the associate and that of the Group be more than three months and the length of the reporting periods and any difference in the reporting dates are the same from period to period.

Investments in joint ventures

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

3.	Significant accounting policies (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied:

1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

3.	Significant accounting policies (continued)

Foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Untied States dollar (“US dollar”), which is the Company’s functional and the Group’s presentation currency.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.	Significant accounting policies (continued)

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the funding will be received.

Government funding relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Besides, LFoundry S.r.l.’s (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to a retirement plan and a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated quarterly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

3.	Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity- settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

3.	Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years
Leasehold equipment under finance leases	Over the lease terms

Land use right

Land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

3.	Significant accounting policies (continued)

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the CGU retained.

3.	Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized as income.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

3.	Significant accounting policies (continued)

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit, short-term and long-term credit facilities, and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit, short-term and long-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statement of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statement of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

3.	Significant accounting policies (continued)

Financial assets (continued)

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL (including foreign currency forward contracts and financial products sold by banks) are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the’other gains and losses’ line item.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

AFS financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value, with changes in fair value recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “other gains and losses”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

3.	Significant accounting policies (continued)

Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For assets classified as available for sale, it is assessed at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

3.	Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For debt securities, if any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of profit or loss on equity instruments are not reversed through the consolidated statement of profit or loss.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to be clearly and closely related to the host debt contract. Embedded derivatives need not be separated if they are regarded as closely related to its host contract. If they are not, they would be separately accounted for.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including foreign currency forward contracts and cross currency swap contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, long-term financial liabilities, short-term and medium-term notes and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments and hedging accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including a put option, foreign exchange forward contracts and cross currency swap contracts. Further details of derivative financial instruments are disclosed in Note 40.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of gain or loss on cash flow hedges.

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Derivative financial instruments and hedging accounting (continued)

The effective portion of the gain or loss on cash flow hedges is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

Amounts recognized in other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

4.	Critical accounting judgments and key sources of estimation uncertainty

Critical accounting judgments

In the application of the Group’s accounting policies, which are described in Note 3, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Share-based compensation expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in Note 39.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Group companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 40 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Group assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 25.

5.	Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision makers have been identified as the Co-Chief Executive Officers, who review consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
United States(2)	1,240,906	858,858	776,223
Mainland China and Hong Kong	1,465,553	1,447,427	1,066,558
Eurasia(1)	394,716	607,895	393,634
	3,101,175	2,914,180	2,236,415

(1)	Not including Mainland China and Hong Kong

(2)	Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling products to their global customers.

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Sales of wafers	3,038,947	2,803,819	2,134,943
Mask making, testing and others	62,228	110,361	101,472
	3,101,175	2,914,180	2,236,415

5.	Segment information (continued)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
United States	45	69	95
Europe(2)	137,778	125,339	5
Asia(1)	117	97	122
Hong Kong	2,618	2,839	3,040
Mainland China(2)	6,382,845	5,559,013	3,900,556
	6,523,403	5,687,357	3,903,818

(1)	Not including Mainland China and Hong Kong

(2)	Fabrication facilities are owned and operated only in Mainland China and Italy.

6.	Significant customers

The following table summarizes net revenue or gross accounts receivable for customers, which accounted for 5% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2017	2016	2015	2017	2016	2015
Customer A	636,662	382,853	366,696	133,281	78,639	75,643
Customer B	538,102	609,802	324,267	95,575	129,619	50,068
Customer C	206,635	*	*	28,521	*	*

Customer A	21%	13%	16%	33%	16%	19%
Customer B	17%	21%	15%	23%	26%	13%
Customer C	7%	*	*	7%	*	*

*	Less than 5% of net revenue and gross accounts receivable in the year.

7.	Other operating income (expense), net

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	17,513	(1,846)	28,949
Impairment loss recognized on property, plant and equipment	—	(7,529)	—
Government funding (Note 11.5)	27,444	9,542	2,697
Loss on deconsolidation of subsidiaries	—	—	(57)
Others	—	10	5
	44,957	177	31,594

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2017 was primarily due to the gain arising from the disposal of equipment of which US$6.9 million was related to sale and leaseback transactions as disclosed in Note 43.

The loss on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, and 2016 was primarily due to the loss of the disposal of equipment and the gain arising from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

8.	Finance costs

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings	25,543	17,793	11,879
Finance leases	232	62	—
Convertible bonds	15,818	16,352	13,238
Corporate bonds	22,405	22,327	22,253
Medium-term notes	8,185	4,625	—
Short-term notes	1,164	1,509	—
Less: government funding (Note 11.5)	(24,182)	(11,639)	(4,895)
Total interest expense for financial liabilities not classified as at FVTPL	49,165	51,029	42,475
Less: Amounts capitalized	(31,144)	(27,992)	(30,257)
	18,021	23,037	12,218

The weighted average effective interest rate on the above borrowed funds covered by government funding generally is 1.65% per annum (2016: 2.12% per annum and 2015: 3.75% per annum).

9.	Other gains or losses, net

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Gain (loss) at fair value
Cross currency swap contracts (Note 40)	2,150	(14,989)	(1,459)
Derivative financial instrument(1)	1,544	2,721	30,173
Foreign currency forward contracts	2,109	—	172
Financial products sold by banks	1,087	4,651	22,489
Net gain (loss) arising on financial instruments at FVTPL	6,890	(7,617)	51,375
Others(2)	9,609	5,504	4,236
	16,499	(2,113)	55,611

(1)	The derivative financial instrument was a put option with the right of Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”, an indirectly wholly-owned subsidiary of the Company) to sell Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”), pursuant to an investment exit agreement entered in December 2014 and exercised in June 2017.

(2)	Others included a gain of US$18.5 million arising from the disposal agreement and the subscription agreement (Note 19) entered by SilTech Shanghai and JCET on April 27, 2016, and a loss of potential cash compensation accrued at US$12.5 million that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Shanghai and JCET on December 9, 2016. Such gain and loss was recognized in 2017.

10.	Income taxes

Income tax expense (benefit)

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	(469)	1,306	(47)
Deferred tax	2,136	(8,589)	6,665
Current tax — Land Appreciation Tax	179	731	1,923
	1,846	(6,552)	8,541

10.	Income taxes (continued)

Income tax expense (benefit) (continued)

The income tax expense (benefit) for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Profit before tax	128,269	309,882	230,864
Income tax expense calculated at 15% (2016: 15% and 2015: 15%)	19,240	46,482	34,630
Effect of tax holiday	(50,258)	(41,484)	(49,864)
Additional deduction for research and development expenditures	(25,260)	(13,107)	(4,619)
Tax losses for which no deferred tax assets were recognized	70,341	39,777	25,732
Reversal (utilization) of previously unrecognized tax losses and temporary differences(1)	5,687	(43,440)	(3,687)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(18,082)	4,517	4,226
Others	26	82	488
Land Appreciation Tax (after tax)	152	621	1,635
	1,846	(6,552)	8,541

The tax rate used for the 2017, 2016 and 2015 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

(1)	In 2017, the Group reversed US$6.0 million previously recognized temporary differences, which will not be utilized and in 2016, the Group utilized US$43.4 million previously unrecognized tax losses.

10.	Income taxes (continued)

Current tax liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Income tax payable	270	460	355

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Deferred tax assets
Property, plant and equipment	41,271	45,981	44,523
Intangible assets	1,844	—	—
Others	1,760	—	419
	44,875	45,981	44,942
Deferred tax liabilities
Capitalized interest	—	—	(3)
Property, plant and equipment	(16,412)	(15,382)	(7,290)
	(16,412)	(15,382)	(7,293)
	28,463	30,599	37,649

2017.12.31

	Opening balance	Recognize in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	30,599	(5,740)	24,859
Intangible assets	—	1,844	1,844
Others	—	1,760	1,760
	30,599	(2,136)	28,463

10.	Income taxes (continued)

Deferred tax balances (continued)

2016.12.31

	Opening balance	Business Combination	Recognize in profit or loss	Closing balance
	USD’000	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	37,233	(15,639)	9,005	30,599
Capitalized interest	(3)	—	3	—
Others	419	—	(419)	—
	37,649	(15,639)	8,589	30,599

2015.12.31

	Opening balance	Recognize in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law (became effective on January 1, 2008), the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in- charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT law applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies. In addition, according to the law of Italy on enterprise income tax, LFoundry income tax (“IRES”) rate is 24%.

10.	Income taxes (continued)

Deferred tax balances (continued)

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 15% in 2017. (2016: 15% and 2015: 15%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024.

10.	Income taxes (continued)

Deferred tax balances (continued)

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2017 and the tax holiday has not begun to take effect.

5)	Other PRC entities

All the other PRC entities of SMIC are subject to income tax rate of 25%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$235.1 million (December 31, 2016: US$444.0 million and December 31, 2015: US$577.3 million) due to the unpredictability of future profit streams, of which US$13.3 million, US$26.8 million, US$55.8 million, US$44.4 million and US$94.8 million will expire in 2018, 2019, 2020, 2021 and 2022, respectively.

11.	Profit for the year

Profit for the year has been arrived at after charging (crediting)

11.1	Impairment losses (reversal of impairment losses) on trade and other receivables

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Allowance on doubtful trade receivables (Note 25)	301	201	528
Reversal of allowance on doubtful trade receivables (Note 25)	(438)	(1,603)	(541)
Reversal of allowance on doubtful other receivables	—	(8,809)	—
	(137)	(10,211)	(13)

In 2017, the Group reversed a portion of the allowance on doubtful accounts due to collection of part of the trade receivables from customers.

11.	Profit for the year (continued)

Profit for the year has been arrived at after charging (crediting) (continued)

11.2	Depreciation and amortization expense

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	906,034	673,161	473,008
Amortization of intangible assets and land use right	65,348	56,705	50,541
	971,382	729,866	523,549

11.3	Employee benefits expense

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	499,238	378,709	299,267
Bonus	57,289	123,313	107,859
Paid annual leave	—	—	66
Non-monetary benefits	47,204	31,686	21,414
Equity-settled share-based payments (Note 39)	18,214	14,210	18,329
	621,945	547,918	446,935

11.4	Royalties expense

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Royalties expense	37,466	37,023	36,262

11.	Profit for the year (continued)

Profit for the year has been arrived at after charging (crediting) (continued)

11.5	Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$178.3 million, US$181.1 million and US$40.2 million and recognized US$82.2 million, US$52.5 million and US$34.3 million as reductions of certain R&D expenses in 2017, 2016 and 2015 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$51.6 million, US$21.1 million and US$7.6 million in 2017, 2016 and 2015, respectively. The Group recognized US$24.2 million, US$11.6 million and US$4.9 million as reduction of interest expense (Note 8) and recognized US$27.4 million, US$9.5 million and US$2.7 million as other operating income (Note 7) in 2017, 2016 and 2015, respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense or as other operating income until the requirements (if any) specified in the terms of the funding have been reached.

11.6	Auditors’ remuneration

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Audit services	1,413	1,529	1,322
Non-audit services	85	587	65
	1,498	2,116	1,387

12.	Directors’ remuneration

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Salaries	4,490	2,367	2,384
Equity-settled share-based payments	8,158	2,214	1,550
	12,648	4,581	3,934

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

During the year ended December 31, 2017, 5,726,477 stock options to purchase ordinary shares of the Company were granted to the directors, 1,949,229 stock options were exercised and no stock options were expired. During the year ended December 31, 2016, 1,068,955* stock options were granted to the directors, 1,800,000* stock options were exercised and 732,820* stock options were expired. During the year ended December 31, 2015, 3,091,724* stock options were granted to the directors, 1,835,343* stock options were exercised and 111,781* stock options were expired.

During the year ended December 31, 2017, 5,726,477 RSUs to purchase ordinary shares of the Company were granted to the directors, 3,774,432 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2016, 1,068,955* RSUs were granted to the directors, 1,411,851* RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2015, 1,080,499* RSUs were granted to the directors, 1,237,783* RSUs automatically vested and no RSUs were forfeited.

In 2017, 2016 and 2015 no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. Except for the waiver of all options previously granted to Ren Kai subject to his request on February 18, 2016, no directors waived any emoluments in 2017, 2016 and 2015.

*	The number of share option and RSUs for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

12.	Directors’ remuneration (continued)
(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2017
Lip-Bu Tan	91	128	219
William Tudor Brown	89	8	97
Carmen I-Hua Chang	70	40	110
Shang-Yi Chiang	47	250	297
Jason Jingsheng Cong	35	217	252
	332	643	975

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Lip-Bu Tan	100	156	256
William Tudor Brown	85	24	109
Sean Maloney	72	23	95
Carmen I-Hua Chang	68	78	146
Shang-Yi Chiang	—	—	—
	325	281	606

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Lip-Bu Tan	70	—	70
Frank Meng	28	6	34
William Tudor Brown	47	47	94
Sean Maloney	50	46	96
Carmen I-Hua Chang	42	149	191
	237	248	485

There were no other emoluments payable to the independent non-executive directors during the year (2016: nil and 2015: nil).

12.	Directors’ remuneration (continued)
(b)	Executive directors and non-executive director

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2017
Executive directors:
Zhou Zixue	765	311	1,076
Zhao Haijun*	726	1,514	2,240
Liang Mong Song*	65	—	65
Gao Yonggang	634	24	658
	2,190	1,849	4,039
Non-executive director:
Tzu-Yin Chiu**	1,783	5,321	7,104
Chen Shanzhi	75	128	203
Zhou Jie	—	—	—
Ren Kai	70	—	70
Lu Jun	—	—	—
Tong Guohua	40	217	257
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
	1,968	5,666	7,634

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Executive directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu**	920	1,038	1,958
Gao Yonggang	413	82	495
	1,860	1,775	3,635
Non-executive director:
Chen Shanzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
	182	158	340

12.	Directors’ remuneration (continued)
(b)	Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shanzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to
Chen Shanzhi)***	—	—	—
Ren Kai	—	66	66
	50	66	116

*	Zhao Haijun and Liang Mong Song are also the Co-Chief Executive Officers of the Company.

**	Tzu-Yin Chiu resigned as Chief Executive Officer on May 10, 2017 and remains as non-executive director.

***	Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

In 2017, Lu Jun waived all salaries and wages since he was appointed as non-executive director of SMIC. There was no other arrangement under which a director waived or agreed to waive any remuneration in 2017.

13.	Five highest paid employees

The five highest paid individuals during the year included three (2016: two and 2015: two) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining two (2016: three and 2015: three) non-directors, highest paid individuals for the year are as follows:

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Salaries and other benefits	630	692	962
Bonus	746	611	636
Stock option benefits	338	412	552
	1,714	1,715	2,150

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2017, 2016 and 2015, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2017	2016	2015
HK$4,000,001 (US$511,801) to HK$4,500,000 (US$575,775)	—	2	—
HK$4,500,001 (US$575,776) to HK$5,000,000 (US$639,750)	—	—	1
HK$5,000,001 (US$639,751) to HK$5,500,000 (US$703,725)	—	1	—
HK$5,500,001 (US$703,726) to HK$6,000,000 (US$767,700)	—	—	1
HK$6,000,001 (US$767,701) to HK$6,500,000 (US$831,675)	—	—	1
HK$6,500,001 (US$831,676) to HK$7,000,000 (US$895,650)	2	—	—
	2	3	3

14.	Earnings per share

	Year ended	Year ended*	Year ended*
	12/31/17	12/31/16	12/31/15
Basic earnings per share	$0.04	$0.09	$0.07
Diluted earnings per share	$0.04	$0.08	$0.06

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	179,679	376,630	253,411
Earnings used in the calculation of basic earnings per share	179,679	376,630	253,411

	Year ended 12/31/17	Year ended* 12/31/16	Year ended* 12/31/15
Weighted average number of ordinary shares for the purposes of basic earnings per share	4,628,850,686	4,221,765,945	3,896,041,667

*	The basic and diluted earnings per share and weighted average number of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

14.	Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	179,679	376,630	253,411
Interest expense from convertible bonds	905	16,352	13,238
Earnings used in the calculation of diluted earnings per share	180,584	392,982	266,649

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended 12/31/17	Year ended* 12/31/16	Year ended* 12/31/15
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,628,850,686	4,221,765,945	3,896,041,667
Employee option and restricted share units	44,496,788	36,240,710	36,944,830
Convertible bonds	38,241,356	575,099,614	393,257,100
Perpetual subordinated convertible securities	1,848,513	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	4,713,437,343	4,833,106,269	4,326,243,597

During the year ended December 31, 2017, the Group had 5,214,138 weighted average outstanding employee stock options excluded from the computation of diluted earnings per share due to the exercise price higher than the average market price of the ordinary shares and 377,137,509 potential shares upon the conversion of convertible bonds excluded from the computation of diluted earnings per share due to anti-dilutive effect.

During the year ended December 31, 2016, the Group had 19,757,421* weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was higher than the average market price of the ordinary shares.

During the year ended December 31, 2015, the Group had 40,367,017* weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was higher than the average market price of the ordinary shares.

*	Weighted average number of ordinary shares and options for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

15.	Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2017 (December 31, 2016: nil and December 31, 2015: nil).

16.	Property, plant and equipment

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2014	—	325,344	8,472,186	120,072	1,088,080	10,005,682
Transfer from (out) CIP	—	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	—	1,498,201	1,498,201
Disposals	—	—	(53,550)	(180)	(654)	(54,384)
Reclassified as held-for-sale	—	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	—	588,820	9,404,456	134,858	1,206,831	11,334,965
Business combination	2,485	42,612	63,519	290	4,213	113,119
Transfer from (out) CIP	—	93,535	2,338,662	34,546	(2,466,743)	—
Addition	—	—	—	—	2,597,970	2,597,970
Disposals	—	—	(283,420)	(2,136)	(9,257)	(294,813)
Balance at December 31, 2016	2,485	724,967	11,523,217	167,558	1,333,014	13,751,241
Transfer from (out) CIP	—	174,143	1,696,092	31,355	(1,901,590)	—
Addition	—	—	—	—	2,425,697	2,425,697
Disposals	—	(28,543)	(767,210)	(3,588)	(5,518)	(804,859)
Balance at December 31, 2017	2,485	870,567	12,452,099	195,325	1,851,603	15,372,079
Accumulated depreciation and impairment
Balance at December 31, 2014	—	121,680	6,758,071	103,514	27,331	7,010,596
Disposal	—	—	(51,840)	(180)	(437)	(52,457)
Depreciation expense	—	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	—	135,538	7,157,258	111,457	26,894	7,431,147
Disposal	—	(289)	(33,917)	(2,136)	(11,611)	(47,953)
Depreciation expense	—	18,133	639,986	15,042	—	673,161
Impairment loss	—	—	—	—	7,529	7,529
Balance at December 31, 2016	—	153,382	7,763,327	124,363	22,812	8,063,884
Disposal	—	(5,819)	(108,370)	(1,822)	(5,231)	(121,242)
Depreciation expense	—	41,243	839,351	25,440	—	906,034
Balance at December 31, 2017	—	188,806	8,494,308	147,981	17,581	8,848,676
Net carrying amount
Balance at December 31, 2015	—	453,282	2,247,198	23,401	1,179,937	3,903,818
Balance at December 31, 2016	2,485	571,585	3,759,890	43,195	1,310,202	5,687,357
Balance at December 31, 2017	2,485	681,761	3,957,791	47,344	1,834,022	6,523,403

16.	Property, plant and equipment (continued)

Construction in progress

The construction in progress balance of approximately US$1,834.0 million as of December 31, 2017, primarily consisted of US$753.0 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$186.1 million of the manufacturing equipment acquired to further expand the production capacity at the 300mm fab in Shanghai and the investment of a new Shanghai project, US$601.4 million was for our new 300mm fab in Shenzhen, US$125.1 million was for expand the production capacity at the 200mm fab in Tianjin and the investment of a new Tianjin project, and US$101.8 million of machinery and equipment acquired to more research and development activities at the subsidiary for the new technology research and development in Shanghai. In addition, US$66.6 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2018.

Impairment losses recognized in the year

In 2017, the Group didn’t recorded (2016: US$7.5 million and 2015: nil) impairment loss of equipment. The whole amount of impairment loss in 2016 was recognized as other operating expense in profit or loss.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$362.3 million (2016: approximately US$631.4 million and 2015: approximately US$323.9 million) have been pledged to secure borrowings of the Group under a mortgage (Note 31). The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

Finance lease

The net carrying amount of the Group’s fixed assets held under finance leases included in the total amounts of facility machinery and equipment as at December 31, 2017 was US$5.5 million (December 31, 2016: US$7.0 million and December 31, 2015: nil).

17.	Intangible assets

	Goodwill	Other intangible assets	Total
	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2014	—	370,721	370,721
Additions	—	65,269	65,269
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	391,177	391,177
Business combination	3,933	8,088	12,021
Additions	—	67,936	67,936
Expired and disposal	—	(21,164)	(21,164)
Balance at December 31, 2016	3,933	446,037	449,970
Additions	—	34,461	34,461
Balance at December 31, 2017	3,933	480,498	484,431
Accumulated amortization and impairment
Balance at December 31, 2014	—	162,899	162,899
Amortization expense for the year	—	48,812	48,812
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	166,898	166,898
Amortization expense for the year	—	55,080	55,080
Expired and disposal	—	(20,589)	(20,589)
Balance at December 31, 2016	—	201,389	201,389
Amortization expense for the year	—	63,098	63,098
Balance at December 31, 2017	—	264,487	264,487
Net carrying amount
Balance at December 31, 2015	—	224,279	224,279
Balance at December 31, 2016	3,933	244,648	248,581
Balance at December 31, 2017	3,933	216,011	219,944

18.	Subsidiaries

The details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	USD	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	USD	1,740,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	USD	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	USD	1,000,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	EUR	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	USD	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company	PRC	Ordinary	USD	373,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	USD	770,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	USD	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	USD	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC New Technology Research & Development (Shanghai) Corporation (formerly “SMIC Advanced Technology Research & Development (Shanghai) Corporation”)	PRC	Ordinary	USD	199,000,000	Indirectly	94.874%	94.874%	Research and development activities
SMIC Holdings Corporation (“SMIC Holdings”)#	PRC	Ordinary	USD	50,000,000	Directly	100%	100%	investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	USD	5,668	Directly	56.045%	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	USD	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	USD	50,000	Indirectly	100%	100%	investment holding
SMIC Hong Kong (International) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIZ” or “SMIC Shenzhen”)#	PRC	Ordinary	USD	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”)#	PRC	Ordinary	USD	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	USD	3,000,000,000	Directly and indirectly	51%	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	987,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	50,000,000	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	56.045%	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”)#	PRC	Ordinary	USD	259,500,000	Indirectly	56.045%	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)#	Italy	Ordinary	EUR	2,000,000	Indirectly	70%	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC	Ordinary	RMB	255,000,000	Indirectly	53.725%	53.725%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation	PRC	Ordinary	USD	200,475,706	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America	Ordinary	USD	500,000	Indirectly	56.045%	56.045%	Provision of marketing related activities
SMIC (Sofia) EOOD	Bulgaria	Ordinary	BGN	1,800,000	Indirectly	100%	100%	Designing activities
SMIC Innovation Design Center (Ningbo) Co., Ltd.	PRC	Ordinary		—	Indirectly	100%	100%	Designing activities

#	Abbreviation for identification purposes.

18.	Subsidiaries (continued)

On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership), Beijing Industrial Development Investment Management Co., Ltd., Zhongguancun Development Group and Beijing E-Town International Investment & Development Co., Ltd. agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings Corporation have agreed to make further cash contribution of US$1,224.0 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%; (ii) China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) has agreed to make further cash contribution of US$900.0 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276.0 million into the registered capital of SMNC representing 5.75% of the enlarged registered capital of SMNC. The capital contribution is not completed as of the date of this announcement.

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49.0 million (approximately US$54.4 million), including a goodwill amounted to US$3.9 million. The goodwill attributable to the workforce and the high profitability of the acquired business will not be deductible for tax purposes. The acquisition was completed on July 29, 2016.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of the non-wholly owned subsidiaries of the Company that have material non-controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non-controlling interests			Profit (loss) allocated to non- controlling interests			Accumulated non-controlling interests
		12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
SMNC	Beijing, PRC	49.0%	49.0%	45.0%	(39,113)	(55,868)	(25,596)	1,324,590	1,069,703	371,446
SJ Semiconductor Corporation and its subsidiaries	Cayman Islands	44.0%	44.0%	44.7%	(4,896)	(3,545)	(5,077)	124,659	136,458	79,621
					(44,009)	(59,413)	(30,673)	1,449,249	1,206,161	451,067

SMNC shared part of the Group’s advanced technology R&D expenses in 2017 and 2016, and had start-up cost in 2015, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2017, 2016 and 2015. The additional capital injection from NCI amounted to US$294.0 million in 2017, US$754.1 million in 2016 and US$61.9 million in 2015 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2016 and 2015. The additional capital injection from NCI amounted to US$60.0 million in 2016 and US$60.0 million in 2015 respectively.

Summarized financial information in respect of the Company’s subsidiaries that have material non- controlling interests are set out below. The summarized financial information below represents amounts before intragroup eliminations.

18.	Subsidiaries (continued)

SMNC

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,559,016	1,103,214	381,640
Non-current assets	2,046,290	1,807,207	917,719
Current liabilities	(596,500)	(409,898)	(350,298)
Non-current liabilities	(315,718)	(327,995)	(123,626)
Net assets	2,693,088	2,172,528	825,435
Equity attributable to owners of the Company	1,368,498	1,102,825	453,989
Non-controlling interests	1,324,590	1,069,703	371,446
Net assets	2,693,088	2,172,528	825,435

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Revenue	471,174	243,715	4,721
Expense	(574,386)	(339,910)	(64,032)
Other income (expense)	23,389	(19,480)	2,430
Loss for the year	(79,823)	(115,675)	(56,881)
Loss attributable to owners of the Company	(40,710)	(59,807)	(31,285)
Loss attributable to the non-controlling interests	(39,113)	(55,868)	(25,596)
Loss for the year	(79,823)	(115,675)	(56,881)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(40,710)	(59,807)	(31,285)
Total comprehensive loss attributable to the non-controlling interests	(39,113)	(55,868)	(25,596)
Total comprehensive loss for the year	(79,823)	(115,675)	(56,881)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	188,115	(13,082)	(71,817)
Net cash outflow from investing activities	(820,606)	(1,627,788)	(173,535)
Net cash inflow from financing activities	590,091	1,655,011	137,500
Net cash (outflow) inflow	(42,400)	14,141	(107,852)

18.	Subsidiaries (continued)

SJ Semiconductor Corporation and its subsidiaries

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	205,957	224,737	164,495
Non-current assets	131,041	102,790	66,772
Current liabilities	(46,608)	(11,656)	(18,904)
Non-current liabilities	(7,002)	(5,421)	(34,331)
Net assets	283,388	310,450	178,032
Equity attributable to owners of the Company	158,729	173,992	98,411
Non-controlling interests	124,659	136,458	79,621
Net assets	283,388	310,450	178,032

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Revenue	21,862	12,782	1,543
Expense	(39,504)	(27,300)	(9,621)
Other income (expense)	6,505	6,564	(3,274)
Loss for the year	(11,137)	(7,954)	(11,352)
Loss attributable to owners of the Company	(6,241)	(4,409)	(6,275)
Loss attributable to the non-controlling interests	(4,896)	(3,545)	(5,077)
Loss for the year	(11,137)	(7,954)	(11,352)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(6,241)	(4,409)	(6,275)
Total comprehensive loss attributable to the non-controlling interests	(4,896)	(3,545)	(5,077)
Total comprehensive loss for the year	(11,137)	(7,954)	(11,352)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	6,115	(1,194)	(9,841)
Net cash outflow from investing activities	(65,993)	(147,752)	(60,336)
Net cash (outflow) inflow from financing activities	(1,983)	109,291	175,211
Net cash (outflow) inflow	(61,861)	(39,655)	105,034

19.	Investments in associates

The details of the Company’s associates, which are all unlisted companies except for JCET listed on the Shanghai Stock Exchange, at the end of the reporting period are as follows:

Name of entity	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/17		12/31/16		12/31/15
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%		30.0%		30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%		49.0%		49.0%
Brite Semiconductor (Shanghai) Corporation (“Brite Shanghai”)(4)	Shanghai, PRC	Ordinary	46.6%		47.3%		47.8%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)(3)	Jiangsu, PRC	Ordinary	—		19.6%		19.6%
Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”)(3)	Jiangsu, PRC	Ordinary	14.3%		NA		NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	8.1	%(1)	11.4	%(1)	8.8	%(1)
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%		30.0%		45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)(2)	Beijing, PRC	Ordinary	32.6%		32.6%		32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)(2)	Shanghai, PRC	Ordinary	33.0%		33.0%		33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)(2)	Shanghai, PRC	Ordinary	66.2	%(1)	66.2	%(1)	66.2	%(1)
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune- Tech Oriental”)(2)	Jiangsu, PRC	Ordinary	44.8%		44.8%		44.8%
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)(2)	Shanghai, PRC	Ordinary	31.6%		40.9%		NA

(1)	In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

(2)	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of SMIC, as set out in Note 18. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures and available-for-sale financial assets invested indirectly through the Fund are disclosed in Note 20 and Note 21, respectively.

(3)	On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664.0 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655.0 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

(4)	Since September 30, 2017, the Group invested Brite Shanghai directly with no more investment in Brite Semiconductor Corporation, the holding company of Brite Shanghai.

All of these associates are accounted for using the equity method in these consolidated financial statements.

19.	Investments in associates (continued)

Toppan

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	55,966	53,716	51,661
Non-current assets	19,978	17,205	22,554
Current liabilities	(1,727)	(2,246)	(2,062)
Non-current liabilities	—	—	—
Net assets	74,217	68,675	72,153

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Total revenue	18,391	20,711	20,782
Profit for the year	1,235	1,178	3,267
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	1,235	1,178	3,267
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the associate	74,217	68,675	72,153
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	22,265	20,603	21,646

19.	Investments in associates (continued)

JCET and its subsidiaries

In accordance with IAS 39, the Group applies the equity method accounted for its investment in JCET on one quarter by basis since the annual financial statements of JCET were not available as of December 31, 2017.

09/30/17
USD’000
Current assets	1,401,575
Non-current assets	3,305,615
Current liabilities	(1,639,114)
Non-current liabilities	(1,661,532)
Net assets	1,406,544
Equity attributable to owners of the associate	1,385,372
Non-controlling interests	21,172
Net assets	1,406,544

Three months ended
09/30/17
USD’000
Total revenue	985,087
Profit attributable to owners of the associate	11,480
Profit attributable to the non-controlling interests	628
Profit for the period	12,108
Other comprehensive loss for the period	(19,986)
Total comprehensive loss for the period	(7,878)
Total comprehensive loss attributable to owners of the associate	(8,496)
Total comprehensive income attributable to the non-controlling interests	618
Total comprehensive loss for the period	(7,878)
Dividends received from the associate during the period	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

09/30/17
USD’000
Equity attributable to owners of the associate	1,385,372
Proportion of the Group’s ownership interest in JCET	14.3%
197,832
Valuation premium	340,561
Carrying amount of the Group’s interest in JCET	538,393

19.	Investments in associates (continued)

Fortune-Tech Zaixing

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	2,264	12,720	15,513
Non-current assets	19,965	8,520	7,581
Current liabilities	(2)	(1)	(3)
Non-current liabilities	—	—	—
Net assets	22,227	21,239	23,091

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Total revenue	—	—	—
Loss for the year	(366)	(329)	(178)
Other comprehensive income for the year	—	—	—
Total comprehensive loss for the year	(366)	(329)	(178)
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the associate	22,227	21,239	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%	66.2%	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	14,714	14,087	15,292

19.	Investments in associates (continued)

Sino IC Leasing and its subsidiaries

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,038,538	702,570	502,454
Non-current assets	3,464,412	1,859,267	21,374
Current liabilities	(523,228)	(117,287)	(8,679)
Non-current liabilities	(2,509,732)	(1,653,206)	(190,021)
Net assets	1,469,990	791,344	325,128
Equity attributable to owners of the associate	1,366,367	776,959	325,128
Non-controlling interests	103,623	14,385	—
Net assets	1,469,990	791,344	325,128

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Total revenue	215,538	36,085	2,437
Profit attributable to owners of the associate	39,003	12,938	3,761
Profit attributable to the non-controlling interests	460	48	—
Profit for the year	39,463	12,986	3,761
Other comprehensive (loss) income for the year	(10,206)	3,594	—
Total comprehensive income for the year	29,257	16,580	3,761
Total comprehensive income attributable to owners of the associate	28,797	16,532	3,761
Total comprehensive income attributable to the non-controlling interests	460	48	—
Total comprehensive income for the year	29,257	16,580	3,761
Dividends received from the associate during the year	255	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Equity attributable to owners of the associate	1,366,367	776,959	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	8.1%	11.4%	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	110,162	88,651	28,736

19.	Investments in associates (continued)

Juyuan Juxin

	12/31/17	12/31/16
	USD’000	USD’000
Current assets	108,639	47,494
Non-current assets	55,761	—
Current liabilities	(33)	(7)
Non-current liabilities	—	—
Net assets	164,367	47,487

	Year ended 12/31/17	Year ended 12/31/16
	USD’000	USD’000
Total revenue	—	—
Loss for the year	(3,120)	(1,893)
Other comprehensive income for the year	—	—
Total comprehensive loss for the year	(3,120)	(1,893)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16
	USD’000	USD’000
Equity attributable to owners of the associate	164,367	47,487
Proportion of the Group’s ownership interest in Juyuan Juxin	31.6%	40.9%
Carrying amount of the Group’s interest in Juyuan Juxin	51,940	19,408

20.	Investments in joint ventures

The details of the Group’s joint ventures, which are all unlisted entities invested indirectly through China IC Capital Co., Ltd, at the end of the reporting period are as follow:

Name of entity	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/17	12/31/16	12/31/15
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	31.5%	42.0%	42.0%

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,453	10,679	4,917
Non-current assets	53,782	13,283	28,631
Current liabilities	(6)	(7)	(3,287)
Non-current liabilities	—	—	—
Net assets	55,229	23,955	30,261

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Total revenue	—	—	—
(Loss) profit for the year	(390)	4,540	(609)
Other comprehensive income for the year	30,441	—	—
Total comprehensive income (loss) for the year	30,051	4,540	(609)
Dividends received from the joint venture during the year	—	2,027	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the joint venture	55,229	23,955	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%	49.0%	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	27,062	11,740	14,829

21.	Other financial assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At fair value
Non-current
Derivatives
Cross currency swap contracts — cash flow hedges	17,598	—	—
Current
Derivatives
Foreign currency forward contracts	2,111	—	172
Cross currency swap contracts — cash flow hedges	4,739	—	—
Short-term investments
Financial products sold by banks	117,928	24,931	257,583
Bank deposits will mature over 3 months	559,034	6,612	25,125
	683,812	31,543	282,880
	701,410	31,543	282,880

22.	Restricted cash

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Non-current(1)	13,438	20,080	—
Current(2)	336,043	337,699	302,416
	349,481	357,779	302,416

(1)	Restricted cash — non current

As of December 31, 2017, the non-current restricted cash consisted of US$13.4 million (EUR11.2 million, December 31, 2016: US$20.1 million and December 31, 2015: nil) of bank time deposits pledged against long-term borrowings from MPS Capital Services S.p.A. of US$1.3 million (EUR1.1 million) and from Cassa Depositie Prestiti of US$12.1 million (EUR10.1 million).

(2)	Restricted cash — current

As of December 31, 2017, the current restricted cash consisted of US$14.9 million (December 31, 2016: US$2.9 million and December 31, 2015: US$1.1 million) of bank time deposits, within which US$9.3 million was pledged against letters of credit and short-term borrowings, and US$5.6 million (EUR4.7 million) was pledged against long-term borrowing current portions from MPS Capital Services S.p.A. of US$0.5 million (EUR0.5 million) and from Cassa Depositie Prestiti of US$5.1 million (EUR4.2 million).

As of December 31, 2017, 2016 and 2015, the current restricted cash consisted of US$235.3 million, US$191.9 million and US$74.0million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2017, 2016 and 2015 the current restricted cash of US$85.8 million, US$142.9 million and US$227.3 million were from low interest cost entrusted loans granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Group expects to spend the restricted cash within the next 12 months.

23.	Other assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Available-for-sale financial assets	24,844	21,966	19,750
MPS Bonds	—	4,634	—
Others	17,966	16,270	12,328
	42,810	42,870	32,078

Available-for-sale financial assets are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

24.	Inventories

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Raw materials	149,574	126,526	88,134
Work in progress	321,695	280,216	225,475
Finished goods	151,410	57,474	73,717
	622,679	464,216	387,326

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$46.9 million (2016: US$3.7 million and 2015: US$(13.3) million).

25.	Trade and other receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Trade receivables	407,975	491,018	399,200
Allowance on doubtful trade receivables	(1,335)	(1,491)	(41,976)
	406,640	489,527	357,224
Other receivables and refundable deposits	209,668	156,295	142,622
	616,308	645,822	499,846

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance on doubtful trade receivables based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance on doubtful trade receivables based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance on doubtful trade receivables excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.3 million, US$0.2 million and US$0.5 million of allowance on doubtful trade receivables respectively during the year ended December 31, 2017, 2016 and 2015 respectively. The Group reviews, analyzes and adjusts allowance on doubtful trade receivables on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2017, 2016 and 2015, US$228.9 million, US$208.3 million and US$125.7 million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Within 30 days	148,131	274,087	177,542
31–60 days	187,623	179,453	151,377
Over 60 days	72,221	37,478	70,281
Total trade receivables	407,975	491,018	399,200

25.	Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance on doubtful trade receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Neither past due nor impaired	331,469	444,145	312,479
Past due but not impaired
Within 30 days	62,267	34,872	39,737
31–60 days	9,583	8,875	3,534
Over 60 days	3,321	1,635	1,474
Total carrying amounts	406,640	489,527	357,224
Average overdue days	26	27	23

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Movement in allowance on doubtful trade receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at the beginning of the year	1,491	41,976	42,014
Addition in allowance on doubtful trade receivables	301	201	528
Amounts written off during the year as uncollectible	(19)	(39,083)	(25)
Reversal of allowance on doubtful trade receivables	(438)	(1,603)	(541)
Balance at the end of the year	1,335	1,491	41,976

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

26.	Assets classified as held-for-sale

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	37,471	50,813	72,197

Non-current assets are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

27.	Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861
Issuance of shares under the Company’s employee share option plan	329,531,926	132	35,367
Conversion of convertible bonds during the year	105,128,132	42	11,023
Adjustment arising from the Share Consolidation	(38,257,568,118)	—	—
Issuance of shares under the Company’s employee
share option plan after the Share Consolidation	2,081,358	8	697
Balance at December 31, 2016	4,252,922,259	17,012	4,950,948
Issuance of shares under the Company’s employee share option plan (Note 39)	32,723,622	130	35,178
Conversion of convertible bonds during the year	389,042,383	1,556	427,168
Share premium reduction	—	—	(910,849)
Ordinary shares issued at December 6, 2017	241,418,625	966	325,174
Balance at December 31, 2017	4,916,106,889	19,664	4,827,619

27.	Shares and issued capital (continued)

Fully paid ordinary shares (continued)

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. The net proceeds are recorded as share capital of approximately US$1.0 million and share premium of approximately US$325.2 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to increase the authorized share capital of the Company to US$42,000,000 divided into 10,000,000,000 ordinary shares and 500,000,000 preferred shares by the creation of an additional 5,000,000,000 ordinary shares in the share capital of the Company, which will rank pari passu with all existing ordinary shares.

In 2016, the Company proposed to implement the Share Consolidation on the basis that every ten issued and unissued shares of US$0.0004 each of the Company will be consolidated into one ordinary share of US$0.004 each. The proposed Share Consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting held on December 6, 2016 and the Share Consolidation became effective on December 7, 2016.

On February 12, 2015, the Company entered into a share purchase agreement with China IC Fund. Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 ordinary shares before the effect of the Share Consolidation (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 ordinary shares before the effect of the Share Consolidation to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds were recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

27.	Shares and issued capital (continued)

Fully paid ordinary shares (continued)

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares before the effect of the Share Consolidation and 323,518,848 ordinary shares before the effect of the Share Consolidation, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares before the effect of the Share Consolidation of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares before the effect of the Share Consolidation of the Company.

As of the date of this announcement, the Company has been informed by each of Datang and China IC Fund in a non-legally binding letter of intent that it intends to exercise its pre-emptive right in relation to the issue of the placing shares on December 6, 2017, up to the amount it is entitled to under the Datang Purchase Agreement (in the case of Datang) and the China IC Fund Purchase Agreement (in the case of China IC Fund), respectively.

Fully paid ordinary shares, which have a par value of US$0.004 (after the Share Consolidation), carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 39).

28.	Reserves

Equity-settled employee benefits reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at the beginning of the year	65,703	70,459	64,540
Arising on share-based payments	17,495	13,838	18,088
Transfer to share premium	(18,220)	(18,594)	(12,169)
Balance at the end of the year	64,978	65,703	70,459

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 39.

28.	Reserves (continued)

Foreign currency translation reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at the beginning of the year	(22,087)	(3,956)	4,229
Exchange differences arising on translating the foreign operations	21,590	(18,131)	(8,185)
Balance at the end of the year	(497)	(22,087)	(3,956)

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Change in value of available-for-sale financial assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at the beginning of the year	1,245	447	—
Change in value of available-for-sale financial assets during the year	(2,356)	798	447
Balance at the end of the year	(1,111)	1,245	447

The changes in the carrying amount of available-for-sale financial assets, which were initially recognized at fair value plus transaction costs and subsequently carried at fair value, recognized in other comprehensive income and accumulated under the heading of investments revaluation reserve. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

28.	Reserves (continued)

Convertible bonds equity reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at the beginning of the year	81,678	29,564	29,564
Recognition of the equity component of convertible bonds	—	52,935	—
Conversion options exercised during the year	(29,625)	(821)	—
Balance at the end of the year	52,053	81,678	29,564

The conversion option from the issuance of convertible bonds classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible bond) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium. Where the conversion option remains unexercised at the maturity date of the convertible bond, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Defined benefit plan reserve

	12/31/17	12/31/16
	USD’000	USD’000
Balance at the beginning of the year	1,520	—
Actuarial gains or losses on defined benefit plan	(436)	1,520
Balance at the end of the year	1,084	1,520

The defined benefit obligation was due to LFoundry. LFoundry’s employees are entitled to a defined benefit plan. Actuarial gains and losses can result from increases or decreases in the present value of a defined benefit obligation due to experience adjustments or changes in actuarial assumptions. Please refer to Note 36 for details.

Cash flow hedges

	12/31/17	12/31/16
	USD’000	USD’000
Balance at the beginning of the year	(34,627)	—
Gain (loss) recognized during the year	35,143	(34,627)
Balance at the end of the year	516	(34,627)

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income, as described in Note 40. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

28.	Reserves (continued)

Share of other comprehensive income of joint ventures accounted for using the equity method

12/31/17
USD’000
Balance at the beginning of the year	—
Change in share of other comprehensive income of joint ventures accounted for using the equity method	17,646
Balance at the end of the year	17,646

The reserve of share of other comprehensive income of joint ventures accounted for using the equity method was recognized as the Group’s share of the change in value of available-for-sale financial assets of the joint ventures in 2017.

29.	Retained earnings (accumulated deficit)

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non- distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2017 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2017, 2016 and 2015, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$10,782 million at December 31, 2017 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2017, reserve and capital of approximately US$10,812 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2017, 2016 and 2015 the Company did not declare or pay any cash dividends on the ordinary shares.

On June 23, 2017, the accumulated losses of the Company as of December 31, 2016 were eliminated by an amount of US$910.8 million. Please refer to Note 27 for more details.

29.	Retained earnings (accumulated deficit) (continued)

On December 29, 2017, SMIC Shanghai and SJ Jiangyin had entered into an asset transfer agreement in relation to the disposal and sale of unvalued assets. The purpose of the disposal was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJ Jiangyin and merge the business operation of Shanghai Testing Centre to SJ Jiangyin. The transfer of business operation raised a retained earning of US$7.3 million for the Company and a corresponding loss for non-controlling interests.

30.	Perpetual subordinated convertible securities

The Company issued the perpetual subordinated convertible securities at a par value of US$250,000 each in the principal amount of US$65,000,000 on December 14, 2017 (the “PSCS”).

The principal terms of the PSCS are as follows:

(1)	Denomination of the PSCS — The PSCS are denominated in USD.

(2)	Maturity date — Perpetual with no fixed redemption date.

(3)	Subordination of the PSCS — In the event of the Winding-Up of the Company, the rights and claims of the Securityholders shall rank ahead of those persons whose claims are in respect of any Junior Securities of the Company, but shall be subordinated in right of payment to the claims of all other present and future senior and subordinated creditors of the Company, other than the claims of holders of Parity Securities.

(4)	Distribution —

a)	Distribution Rate — 2.00% per annum, payable semi-annually in arrears.

b)	Distribution Payment Dates — June 14, and December 14, in each year, commencing on June 14, 2018.

c)	Deferral of Distributions — The Company may elect to defer Distribution which is otherwise scheduled to be paid on a Distribution Payment Date to the next Distribution Payment Date by giving notice to the Securityholders not more than 10 nor less than 5 Business Days prior to a scheduled Distribution Payment Date if, during the 12 months ending on the day before that scheduled Distribution Payment Date no discretionary dividend, distribution or other discretionary payment has been paid or declared by the Company on or in respect of its Junior Securities or its Parity Securities.

30.	Perpetual subordinated convertible securities (continued)

(4)	Distribution — (continued)

d)	Distribution Stopper — If (i) on any Distribution Payment Date, payment of all Distribution payments scheduled to be made on such date is not made in full, or (ii) a Credit Event has occurred and is continuing, the Company shall not:

(i).	declare or pay any dividends, distributions or make any other payment on, and will procure that no dividend or other payment is made on any Junior Securities or Parity Securities; or

(ii).	redeem, reduce, cancel, buy-back or acquire for any consideration any Junior Securities or Parity Securities unless and until (1) the Company satisfies in full all outstanding Arrears of Distribution and any Additional Distribution Amounts; or (2) it is permitted to do so by an Extraordinary Resolution of the Securityholders.

(5)	Conversion —

a)	Conversion Rights — Securityholders may convert their PSCS into Shares during the Conversion Period at the Conversion Price in effect on the relevant Conversion Date.

b)	Conversion period — Any time on or after 40 days from the Issue Date. If the PSCS have been called for redemption, then up to the close of business on a date no later than 7 days prior to the date fixed for redemption or if notice requiring redemption has been given by the Securityholder, then up to the close of business on the day prior to the giving of such notice.

c)	Initial Conversion Price — HK$12.78 per Share.

d)	Initial Conversion Ratio — 152,648.6697 Shares per US$250,000 principal amount of the Security at the Initial Conversion Price.

e)	Fixed Exchange Rate — HK$7.8034 = US$1.00.

f)	Step up events — Upon occurrence of a Change of Control Event or Suspension (if not cured or the Securities not called in each case within 30 days), the Distribution Rate will increase by 3.00% per annum.

g)	Adjustment to Conversion Price — The Conversion Price will be adjusted in certain circumstances, including subdivisions, consolidation or redenomination, rights issue, bonus issue, reorganization, capital distributions and certain other dilutive event.

30.	Perpetual subordinated convertible securities (continued)

(6)	Redemption —

a)	At the option of the Company:

(i)	Company Call — On or at any time after 14 December 2020 (the “Third Anniversary Date”), the Company may, having given not less than 30 nor more than 60 days’ notice, redeem the PSCS in whole, but not in part, at their principal amount together with Distribution accrued to the date fixed for redemption, provided that the Closing Price of the Shares for any 20 Trading Days out of 30 consecutive Trading Days immediately prior to the date upon which notice of such redemption is given, was at least 130% of the applicable Conversion Price then in effect.

(ii)	Clean Up Call — On giving not less than 45 nor more than 60 days’ notice, the Company shall redeem all and not some only of the PSCS at (1) the Early Redemption Amount, at any time before the Third Anniversary Date or (2) their principal amount together with Distribution accrued to the date fixed for redemption, at any time on or after the Third Anniversary Date if, prior to the date the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90% or more in principal amount of the PSCS originally issued.

(iii)	Tax Call — The Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders and the Trustee, redeem in whole but not in part at their principal amount together with Distribution accrued to the date fixed for redemption if there is any change to Cayman Islands, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations would result in the Company becoming liable to pay additional tax amount.

(iv)	Accounting Call — Upon occurrence of an Equity Disqualification Event, the Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders redeem, in whole but not in part, the PSCS at (i) the Early Redemption Amount if such redemption occurs prior to the Third Anniversary Date or (ii) their principal amount together with any Distribution accrued to the date fixed for redemption if such redemption occurs on or after the Third Anniversary Date.

(v)	Rating Call — Upon occurrence of a Rating Disqualification Event, the Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders redeem, in whole but not in part, the PSCS at (i) the Early Redemption Amount if such redemption occurs prior to the Third Anniversary Date or (ii) their principal amount together with any Distribution accrued to the date fixed for redemption if such redemption occurs on or after the Third Anniversary Date.

30.	Perpetual subordinated convertible securities (continued)

(6)	Redemption — (continued)

b)	At the option of the Securityholder:

(i)	Following occurrence of any delisting or suspension arising from or as a result of an application to HKSE having been initiated or made by the Group or such delisting or suspension having been effected or imposed through any other means controlled by the Group or otherwise resulting from any action of the Group or any default or non-compliance by the Group of any of its obligations that are within its control (whether or not imposed by law or the listing rules of HKSE), the holder of each Security will have the right to require the Company to redeem all or some only of PSCS at their principal amount, together with any Distribution accrued to the date fixed for redemption.

(ii)	Tax Call — Securityholders have the right to elect for their PSCS not to be redeemed but with no entitlement to any additional amounts.

The PSCS are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the PSCS. The PSCS will remain as equity reserve until the PSCS are converted, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium.

As at the issue date and the year ended December 31, 2017, the net book value of PSCS amounted to US$64.1 million after the deduction of issue expenses of US$0.9 million.

Up to the date of the authorization of the Group’s consolidated financial statements for the year ended December 31, 2017, no PSCS have been converted into ordinary shares of the Company, either no distribution was paid.

As of the date of this announcement, the Company has been informed by each of Datang and China IC Fund in a non-legally binding letter of intent that it intends to exercise its pre-emptive right in relation to the issue of the placed PSCS on December 6, 2017 with an additional allocation of approximately US$200,000,000 (subject to adjustment) in aggregate principal amount of the placed PSCS (in the case of Datang) and with an additional allocation of up to US$300,000,000 (including the amount it is entitled to in relation to the exercise of pre-emptive right) in principal amount of the placed PSCS (in the case of China IC Fund).

31.	Borrowings

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	308,311	176,957	62,872
Short-term borrowings	308,311	176,957	62,872
2013 USD loan (SMIC Shanghai) (ii)	10,760	10,760	10,760
2015 USD loan (SMIC Shanghai)	—	39,641	52,854
2015 CDB USD loan (SJ Jiangyin)	—	2,000	20,000
2015 CDB RMB loan I (SMIC Shanghai) (iii)	153,041	144,155	154,095
2015 CDB RMB loan II (SMIC Shanghai) (iv)	72,694	68,473	73,195
2015 CDB RMB loan (SMIC Beijing) (v)	29,231	28,110	30,048
2016 CDB RMB loan (SMIC Beijing) (vi)	223,440	210,466	—
2017 CDB RMB loan (SMIC Shenzhen) (vii)	185,792	—	—
2015 EXIM RMB loan (SMIC Shanghai) (viii)	76,520	72,077	73,966
2017 EXIM RMB loan (SMIC Shanghai) (ix)	153,041	—	—
2014 EXIM RMB loan (SMIC Beijing)	—	—	36,983
2016 EXIM RMB loan I (SMIC Beijing) (x)	36,730	34,597	—
2016 EXIM RMB loan II (SMIC Beijing) (xi)	61,216	57,662	—
2017 EXIM RMB loan (SMIC Beijing) (xii)	76,520	—	—
2016 EXIM RMB loan (SMIC) (xiii)	76,520	72,077	—
2017 EXIM RMB loan (SMIC Tianjin) (xiv)	76,520	—	—
2017 EXIM USD loan (SMIC Tianjin) (xv)	25,000	—	—
2017 EXIM RMB loan (SMIC Shenzhen) (xvi)	76,520	—	—
2015 RMB entrust loan (SJ Jiangyin)	—	—	14,331
2014 Cassa Depositie Prestiti loan (LFoundry) (xvii)	25,871	26,026	—
2014 MPS capital service loan (LFoundry) (xviii)	5,132	4,578	—
2014 Citizen Finetech Miyota loan (LFoundry) (xix)	3,502	3,926	—
2017 Banca del Mezzogiorno loan (LFoundry) (xx)	1,529	—	—
Finance lease payables (xxi)	6,252	7,057	—
Loans from non-controlling interests shareholders (xxii)	12,750	1,627	—
Others (xxiii)	487,655	482,579	—
Long-term borrowings	1,876,236	1,265,811	466,232
	2,184,547	1,442,768	529,104
Current
Short-term borrowings	308,311	176,957	62,872
Current maturities of long-term borrowings	132,297	32,217	50,196
	440,608	209,174	113,068
Non-current
Non-current maturities of long-term borrowings	1,743,939	1,233,594	416,036
	2,184,547	1,442,768	529,104
Borrowing by repayment schedule:
Within 1 year	440,608	209,174	113,068
Within 1–2 years	399,301	171,900	15,830
Within 2–5 years	877,315	698,070	172,916
Over 5 years	467,323	363,624	227,290
	2,184,547	1,442,768	529,104

31.	Borrowings (continued)

Summary of borrowing arrangements

(i)	As of December 31, 2017, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,118.5 million on a revolving credit basis. As of December 31, 2017, the Group had drawn down US$308.3 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2017.

(ii)	In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470.0 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down US$260.0 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable in advance from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2017. SMIS was in compliance with the related financial covenants as of December 31, 2017.

(iii)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen- year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2017.

(iv)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB475.0 million (approximately US$72.7 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2017.

(v)	In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of December 31, 2017, SMIB had drawn down RMB195.0 million and repaid RMB4.0 million on this loan facility. The outstanding balance of RMB191.0 million (approximately US$29.2 million) is repayable from June 2018 to December 2030. The interest rate on this loan facility was 1.20% in 2017.

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(vi)	In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2017, SMIB had drawn down RMB1,460 million (approximately US$223.4 million) on this loan facility. The outstanding balance is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2017.

(vii)	In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB1,214.0 million (approximately US$185.8 million) on this loan facility. The outstanding balance is repayable from December 2019 to December 2024. The interest rate on this loan facility is 4.46% per annum in 2017.

(viii)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

(ix)	In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable in March and April 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

(x)	In December 2016, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB240.0 million (approximately US$36.7 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

(xi)	In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB400.0 million (approximately US$61.2 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2017.

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xii)	In September 2017, SMIB entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2017, SMIB had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from September 2018 to September 2022. The interest rate on this loan facility is 2.92% per annum in 2017.

(xiii)	In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIC had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility ranged from 2.75% to 3.05% in 2017.

(xiv)	In February 2017, SMIT entered into a new RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIT had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 4.04% per annum in 2017.

(xv)	In August 2017, SMIT entered into a loan facility in the aggregate principal amount of US$25.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIT’s 200mm fab. As of December 31, 2017, SMIT had drawn down US$25.0 million on this loan facility. The outstanding balance is repayable in August 2022. The interest rate on this loan facility is 2.65% per annum in 2017.

(xvi)	In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from March 2018 to September 2022. The interest rate on this loan facility is 3.40% per annum in 2017.

(xvii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR14.3 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR35.8 million and repaid EUR11.8 million on this loan facility. The outstanding balance of EUR24.4 million (its present value is EUR21.5 million, approximately US$25.9 million) including principal amount of EUR24.0 million and interest cash flow of EUR0.4 million is repayable from December 2017 to December 2023. The interest rate on this loan facility is 0.5% per annum in 2017.

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xviii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.6 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR4.8 million (its present value is EUR4.2 million, approximately US$5.1 million) including principal amount of EUR4.0 million and interest cash flow of EUR0.8 million is repayable from June 2020 to December 2023. The interest rate on this loan facility is approximately 6% per annum in 2017.

(xix)	In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY 480.0 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down JPY480.0 million and repaid JPY58.0 million on this loan facility. The outstanding balance of JPY439.0 million (its present value is JPY406.0 million, approximately US$3.5 million) including principal amount of JPY422.0 million and interest cash flow of JPY17.0 million is repayable from December 2017 to December 2019. The interest rate on this loan facility is 4.04% per annum in 2017.

(xx)	In June 2017, LFoundry entered into a soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine-year facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of December 31, 2017, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility is 0.8% per annum in 2017.

(xxi)	In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of five years. As at December 31, 2017, the total net finance lease payables were US$6.3 million.

As of December 31, 2017, the total future minimum lease payments under finance leases and their present values (effective interest rate was 3.68%) were as follows:

	Minimum lease payments	Present value
	USD’000	USD’000
Amounts payable:
Within one year	1,742	1,564
In the second year	1,742	1,601
In the third to fifth years	3,193	3,087
Total minimum finance lease payments	6,677	6,252
Less: future finance cost charges	(425)
Total net finance lease payables	6,252
Less: current portion of finance lease payables	(1,564)
Non-current portion of finance lease payables	4,688

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xxii)	In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR10.6 million on this loan facility. The outstanding balance of EUR10.6 million (approximately US$12.7 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2017.

(xxiii)	Other borrowings represented US$487.7 million (December 31, 2016: US$482.6 million and December 31, 2015: nil) of borrowings under three arrangements entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at below US$1.0 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements have been accounted for as collateralized borrowings of the Group.

As of December 31, 2017, property, plant and equipment and land use right with carrying amount of approximately US$362.3 million (December 31, 2016: US$631.4 million and December 31, 2015: US$323.9 million) have been pledged to secure borrowings of the Group.

32.	Convertible bonds

(i)	Redemption of zero coupon convertible bond

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited.

32.	Convertible bonds (continued)

(ii)	Issue of US$450 million zero coupon convertible bonds due 2022

The Company issued convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000 on July 7, 2016 (the “2016 Convertible Bonds”).

The principal terms of the 2016 Convertible Bonds are as follows:

(1)	Denomination of the 2016 Convertible Bonds — The 2016 Convertible Bonds are denominated in USD.

(2)	Maturity date — Six years from the date of issuance, which is July 7, 2022 (“Maturity Date”).

(3)	Interest — The 2016 Convertible Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum.

(4)	Conversion —

a)	Conversion price — The price is HK$0.9250 per each new share to be issued upon conversion of the 2016 Convertible Bonds (“Conversion Share”), subject to anti- dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$9.250 per share.

b)	Conversion period — The Bondholder has the right to convert the 2016 Convertible Bonds into shares at any time on or after August 17, 2016 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called for redemption before the Maturity Date, the conversion period will end at the close of business on the seventh day before the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable — 3,778,881,081 Conversion Shares will be issued upon full conversion of the 2016 Convertible Bonds based on the initial conversion price of HK$0.9250 (translated at the fixed exchange rate of HK$7.7677 = US$1.0 as pre-determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 377,888,108 Conversion Shares.

32.	Convertible bonds (continued)

(ii)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

(5)	Redemption —

a)	At the option of the Company:

(i)	Redemption at maturity — The Company will redeem the outstanding 2016 Convertible Bonds at principal amount on the Maturity Date.

(ii)	Redemption for tax reasons — The Company will redeem all and not only some of the 2016 Convertible Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(iii)	Redemption at the Option — The Company may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds at any time after July 7, 2020 at their principal amount if the Closing Price of a share for any 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is given, was at least 130% of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding 2016 Convertible Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding 2016 Convertible Bonds at their principal amount.

b)	At the option of the Bondholder:

(i)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the 2016 Convertible Bonds.

(ii)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the 2016 Convertible Bonds of such holder on July 7, 2020 at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the 2016 Convertible Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the 2016 Convertible Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the 2016 Convertible Bonds cancelled will be forwarded to or to the order of the Registrar and such 2016 Convertible Bonds may not be reissued or resold.

32.	Convertible bonds (continued)

(ii)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

The 2016 Convertible Bonds issued on July 7, 2016 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Convertible Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. As at the date of issue, the fair value of the liability component of the 2016 Convertible Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component as at the date of issue	(387,871)
Equity component as at the date of issue	52,935

Subsequent to the initial recognition, the liability component of the 2016 Convertible Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Convertible Bonds was 3.78% per annum. The movement of the liability component and the equity component of the 2016 Convertible Bonds for the year ended December 31, 2017 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at the date of issue	387,871	52,935	440,806
Interest charged	7,339	—	7,339
Balance at December 31, 2016	395,210	52,935	448,145
Interest charged	14,913	—	14,913
Conversion options exercised	(6,794)	(882)	(7,676)
Balance at December 31, 2017	403,329	52,053	455,382

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Convertible Bonds mature.

33.	Bonds payable

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500.0 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the date of issue, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the date of issue	491,181

The movement of the corporate bonds for the year ended December 31, 2017 is set out below:

USD’000
Balance at December 31, 2014	491,579
Interest charged	22,253
Interest payable recognized	(20,625)
Balance at December 31, 2015	493,207
Interest charged	22,327
Interest payable recognized	(20,625)
Balance at December 31, 2016	494,909
Interest charged	22,405
Interest payable recognized	(20,625)
Balance at December 31, 2017	496,689

34.	Medium-term notes

On June 8, 2016, the Company issued the three-year medium-term notes of RMB1,500.0 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The medium-term notes carry a coupon interest rate of 3.35% per annum with note interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the date of issue, the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

USD’000
Principal amount	226,162
Transaction cost	(2,226)
Notes payable as at the date of issue	223,936

The movement of the medium-term notes for the period ended December 31, 2017 is set out below:

USD’000
As at the date of issue	223,936
Interest charged	4,625
Interest payable recognized	(4,225)
Foreign exchange gain	(9,834)
Balance at December 31, 2016	214,502
Interest charged	8,185
Interest payable recognized	(7,450)
Foreign exchange loss	13,246
Balance at December 31, 2017	228,483

35.	Other financial liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At fair value
Non-current
Derivatives
Cross currency swap contracts — cash flow hedge	1,919	74,170	—
Current
Derivatives
Cross currency swap contracts — cash flow hedge	742	6,348	—
Cross currency swap contracts	—	—	1,459
Foreign currency forward contracts	2	—	—
	744	6,348	1,459
	2,663	80,518	1,459

Please refer to Note 40 for more details.

36.	Other liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Non-current
Bonus accrued	—	—	48,000
Defined benefit obligation(1)	28,162	24,213	—
Contingent consideration(3)	12,549	—	—
Others — non-current(2)	59,106	13,284	17,761
	99,817	37,497	65,761
Current
Others — current(2)	40,627	—	—
	140,444	37,497	65,761

(1)	Defined Benefit Plan

Trattamento di Fine Rapport (“TFR”) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

Under the amendments of the Italian legislation in the first half of 2007, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury Fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the Group itself.

Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the TFR liability retain the nature of “Defined benefit plans”. Accordingly, TFR liability consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the companies under IFRS recognize the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

The Group operates defined benefit plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment is generally updated in line with the retail price index.

36.	Other liabilities (continued)

(1)	Defined Benefit Plan (continued)

The amounts recognized in the statement of financial position and the movements in the net defined benefit obligation over the year are as follows:

USD’000
As at August 1, 2016	27,569
Interest expense recognized in profit or loss	87
Actuarial gains recognized in other comprehensive income	(1,520)
Exchange differences	(1,875)
Contribution to employees	(48)
Balance at December 31, 2016	24,213
Interest expense recognized in profit or loss	376
Actuarial losses recognized in other comprehensive income	436
Exchange differences	3,455
Contribution to employees	(318)
Balance at December 31, 2017	28,162

The significant actuarial assumptions were as follows:

	12/31/17	12/31/16
Discount rate (%)	1.18%	1.37%
Inflation rate (%)	1.50%	1.50%
Salary growth rate (%)	1.50%	1.50%
Labor turnover rate (%)	2.65%	2.65%
Probability of request of advances of TFR (%)	1.50%	1.50%
Percentage required in case of advance (%)	70.00%	70.00%
Number of employees with TFR	1,485	1,421
Average age (years)	47	46
Average seniority (years)	20	20

The sensitivity analysis of the defined benefit obligation was as follows:

	12/31/17	12/31/16
Discount rate (+0.5%)	–5.85%	–6.05%
Discount rate (-0.5%)	6.38%	6.61%
Rate of payments increases (+20%)	–0.65%	–0.57%
Rate of payments decreases (-20%)	0.71%	0.63%
Rate of price inflation increases (+0.5%)	3.80%	3.94%
Rate of price inflation decreases (-0.5%)	–3.72%	–3.86%
Rate of salary increases (+0.5%)	0.00%	0.00%
Rate of salary decreases (-0.5%)	0.00%	0.00%
Increase the retirement age (+1 year)	0.49%	0.38%
Decrease the retirement age (-1 year)	–0.52%	–0.40%
Increase longevity (+1 year)	0.00%	0.00%
Decrease longevity (-1 year)	0.00%	0.00%

36.	Other liabilities (continued)

(1)	Defined Benefit Plan (continued)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the statement of financial position.

(2)	Others

Others including the non-current and current portion of long-term payables for the new purchased tangible and intangible assets were classified into the non-current and current liabilities respectively amounted to US$57.5 million and US$40.6 million as of December 31, 2017.

(3)	Contingent consideration

The group had contingent consideration in respect of a potential cash compensation accrued at about US$12.5 million in 2017 that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by Siltech Shanghai and JCET on December 9, 2016 and the transaction under this agreement was completed in 2017.

37.	Trade and other payables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Trade payables	837,843	781,161	885,438
Advance receipts from customers	65,044	60,157	72,865
Deposit received	54,895	41,324	47,468
Other payable	92,678	57,911	41,995
	1,050,460	940,553	1,047,766

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2017, 2016 and 2015, trade payables were US$837.8 million, US$781.2 million and US$885.4 million, within which the payables for property, plant and equipment were US$506.7 million, US$483.0 million and US$660.7 million, respectively.

37.	Trade and other payables (continued)

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Within 30 days	658,804	630,896	788,936
Between 31 to 60 days	68,358	43,984	36,596
Over 60 days	110,681	106,281	59,906
	837,843	781,161	885,438

An aged analysis of the accounts payable presented based on the due date at the end of the reporting period is as follows:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current	705,835	659,094	814,553
Overdue:
Within 30 days	46,318	55,394	24,554
Between 31 to 60 days	22,052	7,658	10,458
Over 60 days	63,638	59,015	35,873
	837,843	781,161	885,438

38.	Accrued liabilities

The amounts of accrued liabilities as of December 31, 2017, 2016 and 2015 were US$180.9 million, US$230.5 million and US$132.5 million, within which the amounts of accrued payroll expenses were US$116.7 million, US$163.6 million and US$71.5 million, respectively.

39.	Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

Share option plan for subsidiaries (“Subsidiary Plan”)

The options granted under the Subsidiary Plan shall entitle a participant of the Subsidiary Plan to purchase a specified number of subsidiary shares during a specified period at the price fixed by the relevant subsidiary committee at the time of grant or by a method specified by the relevant subsidiary committee at the time of grant and expire 10 years from the date of grant. The options vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended 12/31/17	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,214	14,210	18,329

39.	Share-based payments (continued)

Movements during the year

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiaries (“Subsidiary Plan”):

	2017	2017		2016	2016		2015	2015
	Number	WAEP		Number*	WAEP*		Number*	WAEP*
Outstanding at January 1	72,482,764	US$	0.82	100,295,578	US$	0.82	116,362,727	US$	0.84
Granted during the period	6,071,477	US$	1.14	2,076,652	US$	0.92	5,656,526	US$	1.02
Forfeited and expired during the period	(3,842,461)	US$	1.33	(6,430,431)	US$	1.16	(8,792,890)	US$	1.37
Exercised during the period	(21,830,502)	US$	0.78	(23,459,035)	US$	0.75	(12,930,785)	US$	0.67
Outstanding at December 31	52,881,278	US$	0.83	72,482,764	US$	0.82	100,295,578	US$	0.82
Exercisable at December 31	39,511,002	US$	0.78	50,708,535	US$	0.77	51,319,799	US$	0.80

As at December 31, 2017, the 39,511,002 outstanding share options were exercisable (December 31, 2016: 50,708,535* and December 31 2015: 51,319,799*).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2017 was 5.21 years (2016: 5.29 years and 2015: 6.04 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.23 to US$1.38 (2016: from US$0.23* to US$1.48* and 2015: from US$0.23* to US$1.52*).

The weighted average closing price of the Company’s shares immediately before the dates while the share options were exercised was US$1.44 (2016: US$1.24* and 2015: US$1.07*).

During the year ended December 31, 2017, share options were granted on April 5, 2017, May 22, 2017 and September 7, 2017. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.56, US$0.42 and US$0.40 respectively.

During the year ended December 31, 2016, share options were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.36*, US$0.42* and US$0.52* respectively.

During the year ended December 31, 2015, share options were granted on February 24, 2015, May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.36*, US$0.44* and US$0.54*, respectively.

*	The number, price and fair value of share options for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

39.	Share-based payments (continued)

Movements during the year (continued)

(i)	(continued)

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2017, 2016 and 2015 respectively:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	42.80%	44.80%	46.13%
Risk-free interest rate	1.84%	1.39%	1.61%
Expected life of share options	6 years	6 years	6 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2017	2017		2016	2016		2015	2015
	Number	WAFV		Number*	WAFV*		Number*	WAFV*
Outstanding at January 1	26,489,152	US$	0.98	30,451,268	US$	0.99	27,405,767	US$	0.87
Granted during the period	14,055,477	US$	1.11	8,738,247	US$	0.86	14,685,298	US$	1.06
Forfeited during the period	(950,412)	US$	1.04	(1,124,847)	US$	0.98	(1,342,168)	US$	0.96
Exercised during the period	(10,893,120)	US$	0.97	(11,575,516)	US$	0.91	(10,297,629)	US$	0.79
Outstanding at December 31	28,701,097	US$	1.05	26,489,152	US$	0.98	30,451,268	US$	0.99

As at December 31, 2017, the number of outstanding RSUs granted 28,701,097 (December 31, 2016: 26,489,152* and December 31, 2015: 30,451,268*).

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2017 was 8.51 years (2016: 8.37 years and 2015: 8.69 years).

*	The number and fair value of RSUs for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

39.	Share-based payments (continued)

Movements during the year (continued)

(ii)	(continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$1.29 (2016: US$0.83* and 2015: US$0.94*).

During the year ended December 31, 2017, RSUs were granted on April 5, 2017, May 22, 2017, September 7, 2017 and December 7, 2017. The fair values of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model were US$1.24, US$1.09, US$1.01 and US$1.31 respectively.

During the year ended December 31, 2016, RSUs were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.82*, US$1.11* and US$1.39* respectively.

During the year ended December 31, 2015, RSUs were granted on May 20, 2015, September 11, 2015 and November 23, 2015. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$1.07*, US$0.89* and US$1.11* respectively.

The following table list the inputs to the models used for the plans for the years ended December 31, 2017, 2016 and 2015, respectively:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	39.45%	39.66%	37.07%
Risk-free interest rate	1.24%	0.91%	0.60%
Expected life of share options	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

*	The number and fair value of RSUs for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

39.	Share-based payments (continued)

Movements during the year (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2017	2017		2016	2016		2015	2015
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	14,598,750	US$	0.19	7,000,000	US$	0.06	—		—
Granted during the period	1,598,750	US$	0.31	7,698,750	US$	0.31	8,330,000	US$	0.06
Forfeited during the period	(934,948)	US$	0.05	(100,000)	US$	0.05	(1,192,500)	US$	0.06
Exercised during the period	(343,750)	US$	0.25	—		—	(137,500)	US$	0.05
Outstanding at December 31	14,918,802	US$	0.20	14,598,750	US$	0.19	7,000,000	US$	0.06
Exercisable at December 31	7,079,401	US$	0.15	3,297,135	US$	0.07	689,479	US$	0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2017 was 8.3 years (2016: 9.2 years and 2015: 9.1 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.31 (2016: from US$0.05 to US$0.31 and 2015: from US$0.05 to US$0.08).

During the year ended December 31, 2017, share options of the Subsidiary Plan were granted on August 9, 2017. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

During the year ended December 31, 2016, share options of the Subsidiary Plan were granted on December 27, 2016. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.14.

During the year ended December 31, 2015, share options of the Subsidiary Plan were granted on January 1, 2015, May 4, 2015 and September 15, 2015. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.069, US$0.069 and US$0.099, respectively.

39.	Share-based payments (continued)

Movements during the year (continued)

(iii)	(continued)

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended December 31, 2017:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	32.0%	41.5%	36.0%
Risk-free interest rate	1.90%	2.10%	1.01%
Expected life of share options	6 years	6 years	3 years

The risk-free rate for periods within the contractual life of the option of the Subsidiary Plan is based on the yield of the US Treasury Bond. The expected term of options of the Subsidiary Plan granted represents the period of time that options of the Subsidiary Plan granted are expected to be outstanding. Expected volatilities are based on the average volatility of the relevant subsidiary’s set of public comparables with the time period commensurate with the expected term of the options. The dividend yield is based on the relevant subsidiary’s intended future dividend plan.

The valuation of the options of the Subsidiary Plan are based on the best estimates from the relevant subsidiary by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

40.	Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 31, Note 32, Note 33 and Note 34 offset by cash and cash equivalent) and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Debt*	3,313,048	3,025,283	1,414,943
Cash and cash equivalent	(1,838,300)	(2,126,011)	(1,005,201)
Other financial assets — Current	(683,812)	(31,543)	(282,880)
Net debt	790,936	867,729	126,862
Equity	6,721,335	5,403,227	4,190,255
Net debt to equity ratio	11.8%	16.1%	3.0%

*	Debt is defined as long-term and short-term borrowings (excluding derivatives), convertible bonds, short-term and medium- term notes, and bonds payables as described in Note 31, Note 32, Note 33 and Note 34.

Financial risk management objectives

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

40.	Financial instruments (continued)

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•	interest rate swaps to mitigate the risk of rising interest rates; and

•	cross-currency interest rate swap contracts to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term borrowings denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2017, 2016 and 2015.

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

		Liabilities			Assets
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	125,171	112,827	76,462	72,181	39,619	33,968
JPY	30,422	41,976	5,553	29,245	35,237	2,986
RMB	2,410,284	2,714,492	586,931	1,765,846	1,633,433	909,497
Others	43,824	27,083	14,127	8,688	3,860	2,529

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

40.	Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

		EUR			JPY			RMB			Others
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)
Equity	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (“FC”) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Net fair value assets (liabilities)
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	1.2019	—	1.0895	2,080	—	39,192	2,500	—	42,872	(2)	—	172
Buy RMB
Less than 3 months	6.7622	—	—	648,364	—	—	95,881	—	—	2,111	—	—
							98,381	—	42,872	2,109	—	172

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross currency swap contracts to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar.

40.	Financial instruments (continued)

Foreign currency risk management (continued)

Cross currency swap contracts (continued)

In 2017, 2016 and 2015, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB3,714.0 million (approximately US$568.4 million), RMB5,447.0 million (approximately US$785.2 million) and RMB480.0 million (approximately US$74.0 million), respectively. The Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts. As of December 31, 2017, the Group had outstanding cross currency swap contracts with notional amounts of RMB6,398.0 million (approximately US$979.2 million) (as of December 31, 2016: US$854.4 million and 2015: US$74.0 million).

The cross currency swap contracts were designated as hedging instrument of cash flow hedges since October 2016. Any gains or losses arising from changes in fair value of cross currency swap contracts are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

During the year, US$2.2 million gain of fair value change of cross currency swap was recognized in other gains or losses, net (Note 9, 2016: US$15.0 million loss and 2015: US$1.5 million loss). The following foreign-exchange related amounts of cash flow hedges were recognized in profit or loss and other comprehensive income or loss:

	Year ended	Year ended
	12/31/17	12/31/16
	USD’000	USD’000
Total fair value gain (loss) included in other comprehensive income (loss)	95,185	(66,861)
Reclassified from other comprehensive income (loss) to offset foreign exchange gains or losses	(60,042)	32,234
Other comprehensive income (losses) on cash flow hedges recognized during the year	35,143	(34,627)

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Net fair value assets (liabilities)
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
3 months to 1 year	6.6369	6.6592	—	1,040,000	787,000	—	159,163	113,450	—	3,997	(6,348)	—
1 year to 5 years	6.6356	6.5830	6.4360	5,358,000	5,140,000	480,000	819,993	740,954	73,966	15,679	(74,170)	(1,459)
							979,156	854,404	73,966	19,676	(80,518)	(1,459)

The Group does not enter into cross currency swap contracts for speculative purposes.

40.	Financial instruments (continued)

Interest rate risk management

The Group is exposed to interest rate risk relates primarily to the Group’s long-term borrowing obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2017 would increase by US$0.4 million (2016: profit decrease by US$0.5 million and 2015: profit decrease by US$0.4 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A, B, C and D, four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 4%, 1% and 1% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 1% of gross monetary assets at the end of current year.

40.	Financial instruments (continued)

Credit risk management (continued)

Net revenue and accounts receivable for customers which accounted for 5% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017
Interest-bearing bank	Fixed	3.20%	140,338	24,757	313,497	338,632	817,224
and other borrowings	Floating	2.36%	16,712	87,753	958,367	307,003	1,369,835
Convertible bonds		3.79%	—	—	442,500	—	442,500
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Finance lease payables		3.68%	434	1,308	4,935	—	6,677
Trade and other payables			880,795	5,492	161,169	3,004	1,050,460
Contingent consideration			—	—	12,549	—	12,549
			1,038,279	119,310	2,619,179	648,639	4,425,407

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Interest-bearing bank	Fixed	2.50%	130,728	6,729	131,474	384,382	653,313
and other borrowings	Floating	2.62%	6,039	67,347	785,059	4,781	863,226
Convertible bonds		2.78–3.79%	393,200	—	450,000	—	843,200
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Short-term notes		2.99%	—	90,465	—	—	90,465
Finance lease payables		3.68%	382	1,147	6,118	—	7,647
Trade and other payables			915,840	1,353	21,706	1,654	940,553
			1,446,189	167,041	2,120,519	390,817	4,124,566

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank	Fixed	1.69%	42,963	—	149,253	238,831	431,047
and other borrowings	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted Average Effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017
Trade and other receivables		616,308	—	—	—	616,308
Cash and cash equivalent, restricted cash* & short-term investments	1.25%	2,231,089	276,723	116,282	—	2,624,094
Available-for-sale financial assets		—	—	—	24,844	24,844
		2,847,397	276,723	116,282	24,844	3,265,246

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Trade and other receivables		645,822	—	—	—	645,822
Cash and cash equivalent, restricted cash* & short-term investments	1.19%	2,000,717	480,379	21,125	—	2,502,221
Available-for-sale financial assets		—	—	—	21,966	21,966
		2,646,539	480,379	21,125	21,966	3,170,009

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash* & short-term investments	2.12%	1,549,692	45,038	—	—	1,594,730
Available-for-sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

* The above restricted cash excluded the cash received from government funds.

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Group has access to short-term financing facilities as described in below section, of which US$1,810.2 million were unused at the end of the reporting period (2016: US$1,873.8 million and 2015: US$1,351.7 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	less than 3 months	3 months to 1 year	1 year to 5 years	above 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017
Gross settled:
Cross currency swap contracts
— cash flow hedges
— inflows	—	37,703	512,067	—	549,770
— (outflows)	—	(34,254)	(480,984)	—	(515,238)
Net settled:
Cross currency swap contracts
— cash flow hedges
— net inflows	—	2,854	20,730	—	23,584
	—	6,303	51,813	—	58,116

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	less than 3 months	3 months to 1 year	1 year to 5 years	above 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Gross settled:
Cross currency swap contracts
— cash flow hedges
— inflows	—	71,120	403,265	—	474,385
— (outflows)	—	(72,872)	(396,332)	—	(469,204)
Net settled:
Cross currency swap contracts
— cash flow hedges
— net outflows	—	(1,355)	(1,475)	—	(2,830)
	—	(3,107)	5,458	—	2,351

	less than 3 months	3 months to 1 year	1 year to 5 years	above 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Net settled:
Cross currency swap contracts
— net inflows	—	—	4,381	—	4,381

40.	Financial instruments (continued)

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2017, 2016 and 2015:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

			12/31/17
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000

Financial assets measured at fair value
Short-term investments carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	117,928	—	117,928
Available-for-sale financial assets	Quoted prices in active markets	2,531	—	—	2,531
Available-for-sale financial assets	Recent transaction price	—	—	20,134	20,134
Cross currency swap contracts classified as other financial assets in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted.	—	22,337	—	22,337
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted.	—	2,111	—	2,111
		2,531	142,376	20,134	165,041

Financial liabilities measured at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted.	—	2,661	—	2,661
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted.	—	2	—	2
Contingent consideration	Discounted cash flow. Future cash flows are based on management’s best estimation and discounted	—	—	12,549	12,549
		—	2,663	12,549	15,212

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000

Financial assets measured at fair value
Short-term investments carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	24,931	—	24,931
Available-for-sale financial assets	Quoted prices in active markets	4,713	—	—	4,713
Available-for-sale financial assets	Recent transaction price	—	—	16,067	16,067
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.51%), expected volatility (24.5%) and rate of return (10%).	—	—	32,894	32,894
		4,713	24,931	48,961	78,605

Financial liabilities measured at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted.	—	80,518	—	80,518
		—	80,518	—	80,518

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets measured at fair value
Short-term investments carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale financial assets	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale financial assets	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
		3,300	257,755	45,346	306,401
Financial liabilities measured at fair value
Cross currency swap contracts flows classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
		—	1,459	—	1,459

41.	Cash flow information

Reconciliation of liabilities arising from financing activities

	12/31/2016	Net cash flows in financing activities	Conversion options exercised	Foreign exchange loss	Other non-cash movement(1)	12/31/2017
Short-term borrowings	176,957	127,715	—	3,639	—	308,311
Long-term borrowings	1,265,811	529,928	—	80,497	—	1,876,236
Convertible bonds	786,611	—	(399,099)	—	15,817	403,329
Bonds payable	494,909	—	—	—	1,780	496,689
Medium-term notes	214,502	—	—	13,246	735	228,483
Short-term notes	86,493	(87,858)	—	1,365	—	—
Currency swap contracts classified as other financial assets	—	—	—	—	(22,337)	(22,337)
Currency swap contracts classified as other financial liabilities	80,518	—	—	—	(77,857)	2,661
	3,105,801	569,785	(399,099)	98,747	(81,862)	3,293,372

(1)	Other non-cash movements were accrued interest expenses for bonds and notes and fair value change of currency swap contracts.

Non-cash investing activities

In 2017, the acquisition of tangible and intangible assets by means of long-term payables amounted to US$97.6 million. Please refer to Note 36(2) for more details.

42.	Business combination

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed on July 29, 2016.

The assets and liabilities recognized as of July 29, 2016 as a result of the acquisition were as follows:

Fair value
USD’000
Property, plant and equipment	113,119
Intangible assets	8,088
Restrict cash	26,042
Other assets	5,590
Total non-current assets	152,839
Inventories	29,252
Prepayment and prepaid operating expenses	2,864
Trade and other receivables	34,186
Other financial assets	111
Cash and cash equivalent	18,987
Total current assets	85,400
Total Assets	238,239
Borrowings	71,654
Deferred tax liability	15,639
Other long-term liabilities	35,354
Total non-current liabilities	122,647
Trade and other payables	37,005
Borrowings	4,904
Accrued liabilities	1,635
Total current liabilities	43,544
Total Liabilities	166,191
Total identifiable net assets at fair value	72,048
Less: non-controlling interests	(21,615)
Goodwill on acquisition	3,933
Satisfied by cash	54,366

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

USD’000
Cash paid for acquisition	(54,366)
Other cash consideration	(37,837)
Cash and cash equivalent acquired	18,987
Net cash outflow	(73,216)

For the purpose of business combination, the Company offered LFoundry a long–term loans, amounted to US$37.8 million, for the repayment of LFoundry’s debts.

43.	Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2017 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
Country Hill	A shareholder of the Company
Toppan	An associate of the Group
Brite Semiconductor (Shanghai) Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group
Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and its subsidiaries	An associate of the Group
Sino IC Leasing Co., Ltd (“Sino IC Leasing”)	An associate of the Group

43.	Related party transactions (continued)

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods Year ended			Sale of services Year ended
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	15,667	14,146	12,885	—	—	—
Datang Semiconductor Co., Ltd	535	464	865	—	—	—
Leadcore	3,960	3,267	8,881	—	—	—
Toppan	—	—	—	3,896	3,481	3,699
Brite	44,212	31,506	31,379	—	—	—
JCET and its subsidiaries	17	—	17	48	—	9
China Fortune-Tech	—	—	—	—	65	60

	Purchase of goods Year ended			Purchase of services Year ended
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan	11,275	8,869	7,996	59	856	3,516
Zhongxin Xiecheng	—	—	—	—	4	1,199
Brite	—	25	—	2,016	2,887	2,582
China Fortune-Tech	—	—	—	959	313	938
Datang Finance	—	—	—	—	15	—
JCET and its subsidiaries	1,778	1,097	—	620	1,189	869
Sino IC Leasing	—	—	—	51,739	—	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	4,279	6,354	5,338	—	—	—
Datang Semiconductor Co., Ltd	302	—	61	—	—	—
Leadcore	—	—	1,948	—	—	3,667
Toppan	670	615	317	888	2,414	1,148
Brite	12,951	6,507	5,661	—	279	141
JCET and its subsidiaries	21	—	27	3	736	2
China Fortune-Tech	—	38	40	—	—	—

43.	Related party transactions (continued)

Trading transactions (continued)

In December 2016 and February 2017, there were two and three arrangements in consideration of US$249.2 million and US$250.6 million respectively, entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

In July 2017, there were seven arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease. The total future minimum lease payments under the lease arrangements please refer to Note 44.

On June 8, 2015, the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund. Please refer to Note 27 for details.

On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. Please refer to Note 27 for details.

On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company. Please refer to Note 27 for details.

On December 18, 2015, the Company and Datang Finance entered into a financial services agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services).

On December 28, 2015, the Company entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined based on the same as the Framework Agreement.

43.	Related party transactions (continued)

Capital contribution

Subject to the amended joint venture agreement, revised on July 20, 2017, the Company agreed to increase its capital contribution obligation towards Sino IC Leasing from RMB600.0 million to RMB800.0 million (from approximately US$88.3 million to US$117.8 million), while its shareholding in Sino IC Leasing decreased to approximately 7.44% as of the date of this announcement.

On August 10, 2017, China IC Fund has agreed to make further cash contribution of US$900 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%. Please refer to Note 18 for details.

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC. Please refer to Note 18 for details.

In September 2016, China IC Fund made another capital contribution of US$50 million into the registered capital of SJ Jiangyin.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a seven-year loan facility in relation to the construction of the new co-generation from non-controlling interests shareholders of LFoundry. The outstanding balance of EUR10.6 million (approximately US$12.7 million) is repayable from September 2018 to December 2023. Please refer to Note 31 for more details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/17	year ended 12/31/16	year ended 12/31/15
	USD’000	USD’000	USD’000
Short-term benefit	4,853	4,921	4,731
Share-based payments	8,264	2,762	2,618
	13,117	7,683	7,349

The remuneration of key management personnel is determined by the Compensation Committee having regard to the Group’s profitability, business achievement, individual performance and market trends.

Arrangements/contracts for sale of self-developed living quarter unit

In 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was completed in March 2017.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million, within which three transactions amounted to US$2.4 million were completed as of December 31, 2017.

44.	Commitments
(i)	Capital commitments

As of December 31, 2017, 2016 and 2015, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2018.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Commitments for the facility construction	484,468	239,759	165,274
Commitments for the acquisition of machinery and equipment	476,132	800,597	1,146,275
Commitments for the acquisition of intangible assets	5,596	5,491	29,392
	966,196	1,045,847	1,340,941

(ii)	Non-cancellable operating leases

The Group leases certain of its production equipment under operating lease arrangements since 2016. Leases are negotiated for terms ranging from three to five years. Please refer to Note 43 for details.

At 31 December, 2017, the Group had total future minimum lease payments under non- cancellable operating leases falling due as follows:

	12/31/17	12/31/16
	USD’000	USD’000
Within one year	91,181	23,483
Later than one year but not later than five years	203,684	45,989
	294,865	69,472

45.	Financial information of parent company
(i)	Statement of financial position

	(In USD’000)
	12/31/17	12/31/16	12/31/15
Assets
Non-current assets
Property, plant and equipment	47,090	89,404	30,123
Intangible assets	59,138	91,225	108,897
Investment in subsidiaries	4,779,485	4,333,604	3,312,113
Investments in associates	132,427	114,966	56,080
Other financial assets	11,732	—	—
Other assets	372,275	530,566	575,489
Total non-current assets	5,402,147	5,159,765	4,082,702
Current assets
Prepayment and prepaid operating expenses	428	671	633
Trade and other receivables	29,061	24,749	22,945
Due from subsidiaries	1,609,556	908,716	427,279
Other financial assets	95,440	3,000	15,000
Cash and cash equivalent	140,411	317,873	115,726
Total current assets	1,874,896	1,255,009	581,583
Total assets	7,277,043	6,414,774	4,664,285

45.	Financial information of parent company (continued)
(i)	Statement of financial position (continued)

	(In USD’000)
	12/31/17	12/31/16	12/31/15
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,916,106,889, 4,252,922,259 and 4,207,374,896 shares issued and outstanding at December 31, 2017, 2016 and 2015	19,664	17,012	16,830
Share premium	4,827,619	4,950,948	4,903,861
Reserves	134,669	93,563	96,644
Retained earnings (accumulated deficit)	187,008	(910,849)	(1,287,479)
	5,168,960	4,150,674	3,729,856
Perpetual subordinated convertible securities	64,073	—	—
Total equity	5,233,033	4,150,674	3,729,856
Non-current liabilities
Borrowings	76,520	72,077	—
Convertible bonds	403,329	395,210	—
Bonds payable	496,689	494,909	493,207
Medium-term notes	228,483	214,502	—
Other financial liabilities	1,885	60,610	—
Other liabilities	520	2,560	2,080
Total non-current liabilities	1,207,426	1,239,868	495,287
Current liabilities
Trade and other payables	17,489	1,683	—
Due to subsidiaries	804,476	522,166	33,445
Convertible bonds	—	391,401	392,632
Short-term notes	—	86,493	—
Accrued liabilities	13,877	19,570	11,606
Other financial liabilities	742	2,919	1,459
Total current liabilities	836,584	1,024,232	439,142
Total liabilities	2,044,010	2,264,100	934,429
Total equity and liabilities	7,277,043	6,414,774	4,664,285

45.	Financial information of parent company (continued)
(ii)	Statement of changes in equity

	(In USD’000)
	Ordinary shares	Share premium	Equity-settle employee benefits reserve	Foreign currency translation reserve	Change in value of available-for- sale financial assets	Convertible bonds equity reserve	Defined benefit pension reserve	Cash flow hedges	Share of other comprehensive income of joint ventures accounted for using equity method	Others	Retained earnings (accumulated deficit)	Perpetual subordinated convertible securities	Total equity
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	—	(1,540,890)	—	2,948,415
Profit for the year	—	—	—	—	—	—	—	—	—	—	253,411	—	253,411
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	—	130	—	—	(7,608)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	—	130	253,411	—	245,803
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	—	—	18,088
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	—	—	535,638
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	—	3,729,856
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	—	376,630
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	—	(50,439)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	—	326,191
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	—	13,838
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	—	52,935
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	—	94,627
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	—	4,150,674
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	—	179,679
Other comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	—	71,456
Total comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	—	251,135
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	—	17,088
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	—	17,495
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	—	399,099
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	—	326,140
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	64,073	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—
Gain on transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	—	7,329
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	64,073	831,224
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	64,073	5,223,033

46.	Subsequent events
(i)	Capital contribution in Semiconductor Manufacturing South China Corporation (“SMSC”)

On January 30, 2018, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US$946.5 million and US$800 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and

(iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

(ii)	Equity transfer and capital contribution in Ningbo Semiconductor International Corporation (“NSI”)

On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the equity transfer. As of the date of this announcement, the equity transfer has not been completed.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in the Joint Venture Company will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500 million(approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

47.	Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 29, 2018.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2017 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to the shareholders of the Company in due course.

By order of the Board
Semiconductor Manufacturing International Corporation Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, March 29, 2018

As at the date of this announcement, the Directors are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

* For identification purpose only